As filed with the Securities and Exchange Commission on December 15, 2017

                                                    1933 Act File No. 333-221150
                                                     1940 Act File No. 811-03763


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1

                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1701

     B.   Name of Depositor: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

     C.   Complete address of Depositor's principal executive offices:

                           2455 Corporate West Drive
                             Lisle, Illinois 60532

     D.   Name and complete address of agents for service:

         GUGGENHEIM FUNDS DISTRIBUTORS, LLC
         Attention:  Amy Lee, Esq.
         Vice President and Secretary
         2455 Corporate West Drive
         Lisle, Illinois  60532

         CHAPMAN AND CUTLER LLP
         Attention: Eric F. Fess, Esq.
         111 West Monroe Street
         Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

    / /   immediately upon filing pursuant to paragraph (b)

    / /   on (date) pursuant to paragraph (b)

    / /   60 days after filing pursuant to paragraph (a)(1)

    / /   on (date) pursuant to paragraph (a)(1) of rule 485

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

    /X/ Check box if it is proposed that this filing will become effective on December 15, 2017 at 2:00 P.M. Eastern Time pursuant to Rule 487.



                   Guggenheim Defined Portfolios, Series 1701

              Dow Jones Value Dividend Focus Portfolio, Series 31

               Global 100 Dividend Strategy Portfolio, Series 13

     Guggenheim Discount Opportunity Strategy Portfolio of CEFs, Series 13


                                GUGGENHEIM LOGO


                   PROSPECTUS PART A DATED DECEMBER 15, 2017


         Portfolios containing securities selected by Guggenheim Funds Distributors, LLC with the assistance of Guggenheim Partners Investment
                                Management, LLC


    An investment can be made in the underlying closed-end funds held by the Guggenheim Discount Opportunity Strategy Portfolio of CEFs, Series 13 directly rather than through the trust. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the trust.


           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

================================================================================
INVESTMENT SUMMARY

                                    Overview


     Guggenheim Defined Portfolios, Series 1701 is a unit investment trust that consists of the Dow Jones Value Dividend Focus Portfolio, Series 31 (the "Dow Jones Value Dividend Focus Trust"), the Global 100 Dividend Strategy Portfolio, Series 13 (the "Global 100 Dividend Strategy Trust") and the Guggenheim Discount Opportunity Strategy Portfolio of CEFs, Series 13 (the "Discount Opportunity Strategy Trust") (collectively referred to as the "trusts" and individually referred to as a "trust"). Guggenheim Funds Distributors, LLC ("Guggenheim Funds" or the "sponsor") serves as the sponsor of the trusts.

     The Dow Jones Value Dividend Focus Trust and the Global 100 Dividend Strategy Trust are scheduled to terminate in approximately 15 months and the Discount Opportunity Strategy Trust is scheduled to terminate in approximately two years.

================================================================================
DOW JONES VALUE DIVIDEND FOCUS PORTFOLIO, SERIES 31


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Dow Jones Value Dividend Focus Trust seeks to provide total return primarily through capital appreciation and current dividend income by investing in a portfolio of common stocks.

                         Principal Investment Strategy


     The sponsor, with the assistance of Guggenheim Partners Investment Management, LLC ("GPIM"), an affiliate of the sponsor and Guggenheim Partners, LLC, has selected the securities to be included in the trust's portfolio The U.S.-listed common stocks held by the trust may include the common stocks of U.S. and non-U.S. companies. The trust may include securities of real estate investment trusts ("REITs").

     As a result of the strategy, the trust is concentrated in the consumer products sector and invests significantly in the financial sector.


                               Security Selection

     The trust's portfolio is constructed and the securities are selected using the methodology described below.

     In constructing the trust portfolio, securities will be selected based on the following fundamentally-based quantitative criteria:

     o Begin with all companies listed in the Dow Jones U.S. Top-Cap Value Total Stock Index, which is a combination of the Dow Jones U.S. Large-Cap Value Total Stock Index and the Dow Jones U.S. Mid-Cap Value Total Stock Market Index.

     o Exclude companies with a price per share of less than $5 and more than $500.

     o Exclude companies with a 30-day average daily traded value of less than $1 million.

     o Exclude companies with an indicated dividend yield of zero. Indicated dividend yield is a company's most recently announced dividend, annualized based on dividend frequency and divided by market price (abnormal or special dividends are not included).

     o Exclude 20% of the remaining companies with the lowest indicated dividend yield.

     o Exclude 20% of the companies in the starting index with the highest standard deviation of daily returns for the trailing year, as provided by FactSet.

     o    Select the 100 companies with the highest Santa Monica Quantitative
          (SMQ) Alpha Score based on the methodology described below.

     o Select the final portfolio by indicated dividend yield and weight the portfolio by indicated dividend yield, subject to a 5% cap for each individual security on the day the strategy generates the final portfolio, except for financial sector securities which are subject to a 4% cap. (A company's weight in the portfolio is derived by dividing the indicated dividend yield of each company by the sum of all indicated dividend yields for the selected companies.) Please note that due to the fluctuating nature of security prices, the weighting of an individual security in the trust may be greater than the cap described above after the portfolio selection date.

                         GIQ Implied Stock Risk Premium

     The Santa Monica Quantitative (SMQ) Alpha Score seeks to measure the market implied discount rate (in excess to risk free rates) that is embedded in the price of a company's stock. To determine the Alpha Score for a given company, the company's future cash flows are estimated through a forward-looking discounted free cash flow ("FCF") model that takes into account each firm's current balance sheet composition, returns on capital, and normalization assumptions that include excess returns on capital approaching industry average levels over a long-term horizon. The market price of the stock of each firm is used to solve for the discount rate that is required to equate future modeled cash flow streams to current equity value.

                 Guggenheim Partners Investment Management, LLC

     Guggenheim Partners Investment Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately three months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)


Inception Date                   December 15, 2017

Unit Price                                  $10.00

Termination Date                    March 15, 2019

Distribution Date           25th day of each month
             (commencing January 25, 2018, if any)

Record Date                 15th day of each month
             (commencing January 15, 2018, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                        40173C803
Fee Account Cash                         40173C829

Reinvested Distributions
Standard Accounts                        40173C811
Fee Account Reinvest                     40173C837

Ticker                                      CRBDFX

            Portfolio Diversification

                                      Approximate
Sector                       Portfolio Percentage
---------------------------  --------------------
Consumer Discretionary                      12.91%
Consumer Staples                            15.13
Energy                                       7.21
Financials                                  21.03
Health Care                                  6.66
Industrials                                  8.41
Information Technology                       7.05
Materials                                    3.18
Real Estate                                  3.96
Telecommunication Services                   2.63
Utilities                                   11.83
                                          -------
Total                                      100.00%
                                          =======

Country/Territory                      Approximate
(Headquartered)               Portfolio Percentage
---------------------------   --------------------
United States                              100.00%
                                          -------
Total                                      100.00%
                                          =======

Market                                Approximate
Capitalization               Portfolio Percentage
---------------------------  --------------------
Mid-Capitalization                          53.74%
Large-Capitalization                        46.26
                                          -------
Total                                      100.00%
                                          =======

Minimum Investment
All accounts                               1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o The trust is concentrated in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. A weak economy and its effect on consumer spending would adversely affect companies in the consumer products sector.

     o The trust invests significantly in the financial sector. As a result, the factors that impact the financial sector will likely have a greater effect on this trust than on a more broadly diversified trust. Companies in the financial sector include banks, insurance companies and investment firms. The profitability of companies in the financial sector is largely dependent upon the availability and cost of capital which may fluctuate significantly in response to changes in interest rates and general economic developments. Financial sector companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business.

     o The trust invests in REITs. REITs may concentrate their investments in specific geographic areas or in specific property types, such as, hotels, shopping malls, residential complexes and office buildings. The value of the REITs and other real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate markets in the United States; and other factors beyond the control of the issuer of the security.

     o The trust invests in securities issued by mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want capital preservation.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.


                                 Percentage
                                  of Public
                                  Offering    Amount Per
Investor Fees                     Price (4)    100 Units
-----------------------------   -----------   ----------
Initial sales fee
  paid on purchase (1)              0.00%       $ 0.00
Deferred sales fee (2)              1.35         13.50
Creation and
  development fee (3)               0.50          5.00
                                -----------   ----------
Maximum sales fees
  (including creation
  and development fee)              1.85%       $18.50
                                ===========   ==========
Estimated organization costs
  (amount per 100 units as
  a percentage of the public
  offering price)                 0.2382%       $2.382
                                ===========   ==========

                                Approximate
Annual Fund                     % of Public
Operating                         Offering    Amount Per
Expenses                          Price (4)    100 Units
-----------------------------   -----------   ----------
Trustee's fee                     0.1050%       $1.050
Sponsor's supervisory fee         0.0300         0.300
Evaluator's fee                   0.0350         0.350
Bookkeeping and
  administrative fee              0.0350         0.350
Estimated other trust
  operating expenses (5)          0.0970         0.970
                                -----------   ----------
 Total                            0.3020%       $3.020
                                ===========   ==========


(1) The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee ("C&D Fee"). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales charge is a fixed dollar amount equal to $0.135 per unit and is deducted in monthly installments of $0.045 per unit on the last business day of April 2018 through June 2018. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 1.35% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 1.35% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 1.85% of a unitholder's initial investment.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.


(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $22 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses include a licensing fee paid by the trust to Dow Jones for the use of intellectual property owned by Dow Jones, but do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year with the maximum sales fees, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year   $     240
3 years        738
5 years      1,260
10 years     2,685


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                                   Trust Portfolio


Guggenheim Defined Portfolios, Series 1701
Dow Jones Value Dividend Focus Portfolio, Series 31
The Trust Portfolio as of the Inception Date, December 15, 2017
------------------------------------------------------------------------------------------------------
                                                       Percentage
                                                       of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                              Offer Price  Shares    Price   Portfolio (2)(3)
------------------------------------------------------------------------------------------------------
         COMMON STOCKS (100.00%)
         Consumer Discretionary (12.91%)
  STAY      Extended Stay America, Inc.                     2.72%     231   $ 17.5700     $    4,059
  F         Ford Motor Company                              2.67      320     12.4600          3,987
  GM        General Motors Company                          2.02       74     40.8100          3,020
  HOG       Harley-Davidson, Inc.                           1.61       48     50.0200          2,401
  IPG       Interpublic Group of Companies Inc.             2.03      150     20.1800          3,027
  OMC       Omnicom Group, Inc.                             1.86       38     73.1000          2,778
         Consumer Staples (15.13%)
  MO        Altria Group, Inc.                              2.07       43     71.7900          3,087
  ADM       Archer-Daniels-Midland Company                  1.72       65     39.5700          2,572
  CVS       CVS Health Corporation                          1.52       32     70.8000          2,266
  DPS       Dr Pepper Snapple Group, Inc.                   1.37       22     92.9800          2,046
  GIS       General Mills, Inc.                             1.96       52     56.1300          2,919
  KMB       Kimberly-Clark Corporation                      1.81       23    117.2500          2,697
  KHC       Kraft Heinz Company                             1.80       34     78.9800          2,685
  PEP       PepsiCo, Inc.                                   1.58       20    118.0200          2,360
  SYY       Sysco Corporation                               1.30       32     60.9000          1,949
         Energy (7.21%)
  KMI       Kinder Morgan, Inc.                             1.60      134     17.8400          2,391
  MPC       Marathon Petroleum Corporation                  1.38       32     64.6600          2,069
  VLO       Valero Energy Corporation                       1.82       31     87.4800          2,712
  WMB       Williams Companies, Inc.                        2.41      121     29.6800          3,591
         Financials (21.03%)
  AGNC      AGNC Investment Corporation (8)                 4.03      295     20.4200          6,024
  FNB       FNB Corporation                                 1.90      209     13.5700          2,836
  LM        Legg Mason, Inc.                                1.55       58     40.0000          2,320
  MET       MetLife, Inc.                                   1.65       47     52.4900          2,467
  NRZ       New Residential Investment Corporation (8)      4.01      331     18.1100          5,994
  NYCB      New York Community Bancorp, Inc.                2.86      331     12.8900          4,267
  ORI       Old Republic International Corporation          2.03      148     20.5300          3,038
  PFG       Principal Financial Group, Inc.                 1.54       33     69.8900          2,306
  PRU       Prudential Financial, Inc.                      1.46       19    114.4700          2,175
         Health Care (6.66%)
  ABBV      AbbVie, Inc.                                    1.68       26     96.3000          2,504
  CAH       Cardinal Health, Inc.                           1.74       43     60.3500          2,595
  GILD      Gilead Sciences, Inc.                           1.59       32     74.3400          2,379
  PDCO      Patterson Companies, Inc.                       1.65       70     35.1200          2,458
         Industrials (8.41%)
  ETN       Eaton Corporation PLC (5)                       1.74       34     76.4400          2,599
  GE        General Electric Company                        1.51      128     17.6400          2,258
  JCI       Johnson Controls International plc (5)          1.58       63     37.4100          2,357
  NLSN      Nielsen Holdings PLC (5)                        2.01       82     36.6000          3,001
  UPS       United Parcel Service, Inc.                     1.57       20    116.8400          2,337


                                           Trust Portfolio (continued)


Guggenheim Defined Portfolios, Series 1701
Dow Jones Value Dividend Focus Portfolio, Series 31
The Trust Portfolio as of the Inception Date, December 15, 2017
------------------------------------------------------------------------------------------------------
                                                       Percentage
                                                       of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                              Offer Price  Shares    Price   Portfolio (2)(3)
------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Information Technology (7.05%)
  CA        CA, Inc.                                        1.71%      77   $ 33.1900     $    2,556
  CSCO      Cisco Systems, Inc.                             1.75       69     37.9000          2,615
  INTC      Intel Corporation                               1.42       49     43.2600          2,120
  IBM       International Business Machines
             Corporation                                    2.17       21    154.0000          3,234
         Materials (3.18%)
  EMN       Eastman Chemical Company                        1.34       22     91.0100          2,002
  LYB       LyondellBasell Industries NV (5)                1.84       26    105.4300          2,741
         Real Estate (3.96%)
  VER       VEREIT, Inc. (8)                                3.96      748      7.9000          5,909
         Telecommunication Services (2.63%)
  VZ        Verizon Communications, Inc.                    2.63       75     52.3400          3,926
         Utilities (11.83%)
  AES       AES Corporation                                 2.51      353     10.6300          3,752
  EIX       Edison International                            1.90       41     69.2900          2,841
  EXC       Exelon Corporation                              1.80       66     40.8100          2,693
  PPL       PPL Corporation                                 2.58      114     33.8000          3,853
  SCG       SCANA Corporation                               3.04      106     42.7800          4,535
                                                                                         -------------
                                                                                          $  149,308
                                                                                         =============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on December 14, 2017. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on December 14, 2017. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $131 loss to the sponsor on the Inception Date.


The following footnotes only apply when noted.

(4)  Non-income producing security.

(5) U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(6) American Depositary Receipt ("ADR")/Global Depositary Receipt ("GDR")/CHESS Depositary Interest ("CDI")/New York Registry Share.

(7) Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(8)  Common stock of a real estate investment trust ("REIT").

(9)  Common stock of a master limited partnership ("MLP").


================================================================================
GLOBAL 100 DIVIDEND STRATEGY PORTFOLIO, SERIES 13


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Global 100 Dividend Strategy Trust seeks to provide dividend income.

                         Principal Investment Strategy

     Under normal circumstances, the trust will invest at least 80% of the value of its assets in dividend-paying securities. The trust seeks to provide dividend income by investing in a portfolio of U.S. and international equity securities. The sponsor will select 100 equally-weighted securities as of the Security Selection Date, defined below, for inclusion in the trust, of which 50 securities will be selected using the U.S. 50 Dividend Strategy and 50 securities will be selected using the International 50 Dividend Strategy. The international equity securities held by the trust may include securities issued by companies located in countries considered to be emerging markets. As of the date of deposit, the trust will invest at least 40% of its assets in the securities of non-U.S. companies located in at least three different countries, as defined by Russell Investments. In addition, the trust may invest in securities of companies with small-, mid- and large-capitalizations. The trust may include securities of real estate investment trusts ("REITs").

     The sponsor, with the assistance of Guggenheim Partners Investment Management, LLC ("GPIM"), an affiliate of Guggenheim Partners, LLC, has selected the securities to be included in the trust's portfolio. The sponsor and GPIM believe that companies that distribute significant dividends on a consistent basis generally demonstrate financial strength and positive performance relative to their peers.


     As a result of this strategy, the trust is concentrated in securities issued by European companies and invests signficantly in the consumer products sector.


                               Security Selection


     The trust's portfolio was constructed and the securities were selected five business days prior to the initial date of deposit (the "Security Selection Date") using the two quantitative strategies listed below.


                           U.S. 50 Dividend Strategy

     1. Initial Universe: Start with the 3,000 largest U.S. companies as determined by Russell Investments, which may include U.S.-listed foreign securities. Market capitalization is measured as of the Security Selection Date.

     2. Define Sub-Universe: Reduce the initial universe of securities to a sub-universe that meets the following requirements as of the Security Selection Date:

          o    Exclude securities with a share price less than $5.

          o Exclude securities with a market capitalization less than $1 billion, as provided by FactSet based on the closing price as of the Security Selection Date.

          o Exclude securities with trading liquidity of less than $1 million, as determined by the median daily dollar trading volume (i.e., volume in shares multiplied by the closing price for the day, as provided by FactSet) during a 90-trading day look back from the Security Selection Date.

     3. Rank on Dividends: Rank every company identified in the sub-universe against other companies in the same sector/group for this strategy, as defined by Global Industry Classification Standard ("GICS") (which combines the financial and real estate sectors as one sector, as they were one sector prior to September 1, 2016), based on current dividend yield. The dividend yields were calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of the security as of the close of business on the Security Selection Date.

     4. Selection: Select from the sub-universe the five securities within each of the 10 GICS sectors/groups for this strategy with the highest dividend yield and equally weight these 50 securities as of the Security Selection Date so that each security represents 1% of the trust's portfolio. This strategy selection must have a minimum 80% in U.S. incorporated companies. If the strategy violates the 80% minimum in U.S. incorporated companies, the lowest yielding foreign incorporated security will be removed and replaced by the next highest yielding U.S. incorporated company in that sector/group. This substitution process will be repeated, if necessary, until 80% of the strategy consists of U.S. incorporated companies.

                       International 50 Dividend Strategy

          1. Initial Universe: Start with companies included in the Russell Global ex-US Index that issue American Depositary Receipts ("ADRs") or U.S.-listed common stock, excluding over-the-counter securities.

          2. Define Sub-Universe: Reduce the initial universe of securities to a sub-universe that meets the following requirements as of the Security Selection Date:

               o Exclude securities with a market capitalization less than $1 billion, as provided by FactSet based on the closing price as of the Security Selection Date.

               o Exclude securities with trading liquidity of less than $1 million, as determined by the median daily dollar trading volume (i.e., volume in shares multiplied by the closing price for the day, as provided by FactSet) during a 90-trading day look back from the Security Selection Date.

          3. Rank on Dividends: Rank every company identified in the sub-universe against other companies in the same sector/group for this strategy, as defined by GICs (which combines the financial and real estate sectors as one sector, as they were one sector prior to September 1, 2016), based on trailing dividend yield. For an ADR, the dividend yield was calculated by using either:
               (i) the parent security for an issuer with a foreign-listed reference security; or (ii) the U.S. security if the company is only listed in the United States. The dividend yields were calculated by summing the last twelve months of dividends paid per share and dividing the result by the market value of the security as of the close of business on the Security Selection Date.

          4. Selection: Select from the sub-universe the five securities within each of the 10 GICS sectors/groups for this strategy with the highest dividend yield and equally weight these 50 securities as of the Security Selection Date so that each security represents 1% of the trust's portfolio. This strategy selection must ensure the trust has a minimum of 40% in securities of non-U.S. companies located in at least three different countries. If the trust violates these minimums, the lowest yielding security from this strategy will be removed and replaced with the next highest yielding security in that sector/group. This substitution process will be repeated, if necessary, until 40% of the trust consists of non-U.S. companies located in at least three different countries.

     In the event that less than 50 securities are available for the International 50 Dividend Strategy, no additional securities will be selected for this strategy and, as a result, the final portfolio will have less than 100 securities. The securities chosen for the final portfolio will be equality-weighted as of the Security Selection Date and, accordingly, each security will be greater than 1% of the trust portfolio on the Security Selection Date. Regardless of the number of securities in the final portfolio, the minimum selection criteria discussed in each strategy will be met.

     Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the Security Selection Date.

                 Guggenheim Partners Investment Management, LLC

     Guggenheim Partners Investment Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately three months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. Each trust is designed to be part of a longer term strategy.

                      Hypothetical Performance Information

     The hypothetical returns are not the actual returns of the trust and are not guaranteed. Simulated returns are hypothetical, meaning that they do not represent actual trading, and thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the strategy designed with the full benefit of hindsight.

     The following table compares the hypothetical performance information for the trust's security selection strategy (the "Strategy") to the actual performance of the MSCI ACWI Index, in each of the full years listed below (and as of the most recent month-end). The hypothetical strategy is identical to the Strategy. Hypothetical performance of the Strategy is based on the assumption that the Strategy is used to select a hypothetical portfolio on the last business day of each year, the hypothetical portfolio is held for a one year term and then sold, and then a new hypothetical portfolio is selected by the Strategy. In the following table, Strategy stocks for a given year consist of the common stocks selected by applying the Strategy as of the last business day of each year, for example, the Strategy stocks for 2013 were selected by applying the Strategy as of December 31, 2012 (and not the date the trust actually sells units). These hypothetical returns should not be used to predict future performance of the trust. Hypothetical returns from the trust will differ from its selection strategy for several reasons, including the following:

     o Hypothetical Total Return figures shown do not reflect commissions paid by the trust on the purchase of the securities or taxes incurred by you.

     o Hypothetical Strategy returns are for calendar years (and through the most recent month), while the trust begins and ends on various dates.

     o Extraordinary market events that are not expected to be repeated and may have affected performance.

     o Hypothetical Strategy returns are based on hypothetical portfolios selected according to the Strategy on the last business day of each calendar year, while the trust has a maturity of approximately 15 months.

     o The trust may not be fully invested at all times or weighted in all securities according to the Strategy at all times. This may happen because the trust may purchase additional securities to create units and such purchases may not exactly replicate the portfolio. In addition, the trust may sell securities to pay expenses, meet redemptions or to protect the trust and the sale of such securities may cause the trust to vary from the Strategy.

     o Securities may be purchased or sold by the trust at prices different from the closing prices used in buying and selling units.

     You should note that the trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Strategy underperformed its comparative index in certain years, and the sponsor cannot guarantee that the trust will outperform its respective index over the life of the trust or over consecutive rollover periods, if available.

     MSCI ACWI Index[R]. The MSCI ACWI Index[R] is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed and emerging markets. Indices are statistical composites and their returns do not include payment of any sales charges or fees an investor would pay to purchase the securities they represent. Such costs would lower performance. The Index is unmanaged and it is not possible to invest directly in the Index. The historical performance of the Index is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment or the trust, which will vary. Securities in which the trust invests may differ from those in the Index. The trust will not try to replicate the performance of these indices and will not necessarily invest any substantial portion of its assets in securities in the Index. There is no guarantee that the perceived intrinsic value of a security will be realized.


  Hypothetical Comparison of Total Return


                                     MSCI
                     Hypothetical    ACWI
                       Strategy     Index[R]
                         Total       Total
Year                   Returns      Returns
------------------   ------------   --------
2000+*                   13.31%     -14.21%
2001                     -1.86%     -16.21%
2002                    -17.07%     -19.32%
2003                     35.39%      33.99%
2004                     19.27%      15.23%
2005                      9.93%      10.84%
2006                     21.83%      20.95%
2007                      9.67%      11.66%
2008                    -50.98%     -42.20%
2009                     52.48%      34.63%
2010                     17.35%      12.67%
2011                     -1.48%      -7.35%
2012                      8.91%      16.13%
2013                     23.55%      22.80%
2014                     -2.78%       4.16%
2015                    -18.27%      -2.40%
2016                     24.45%       7.86%
2017 (thru 11/30)        13.34%      22.01%


+ These returns are the result of extraordinary market events and are not expected to be repeated.

* Less than 50 securities were selected for the International 50 Dividend Strategy during these years due to market conditions in ADR market.



     Hypothetical Comparison of
     Average Annual Return for
   Periods Ending December 31, 2016


                                  MSCI
                 Hypothetical     ACWI
                   Strategy     Index[R]
                   Average      Average
                    Annual       Annual
Period              Return       Return
--------------   ------------   --------
1 Year               24.45%       7.86%
5 Year                5.88%       9.36%
10 Year               2.34%       3.56%
Life of model
  (12/31/99)          5.57%       3.18%


              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


     Past performance of the Strategy is hypothetical and does not represent any actual trust and is not guaranteed. The trust's actual performance may be materially different from the hypothetical performance. It is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. The source of the pricing information for the hypothetical performance data is FactSet and the hypothetical performance data has been calcuated by the sponsor. The hypothetical performance data has not been verified or audited by a third party. Hypothetical Strategy figures reflect the deduction of the maximum sales charge, the estimated trust operating expenses and the estimated organization costs. The hypothetical Strategy total return figures have not been reduced by estimated brokerage commissions and other transaction costs paid by the trust in acquiring the securities or any taxes incurred by unitholders.

     Hypothetical total return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical total return figures assume that all dividends are reinvested monthly.


     Securities are selected through application of the Strategy as of the last business day of each year. If a security which is selected by the Strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)


Inception Date                  December 15, 2017

Unit Price                                 $10.00

Termination Date                   March 15, 2019

Distribution Date          25th day of each month
            (commencing January 25, 2018, if any)

Record Date                15th day of each month
            (commencing January 15, 2018, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                       40173C761
Fee Account Cash                        40173C787

Reinvested Distributions
Standard Accounts                       40173C779
Fee Account Reinvest                    40173C795

Ticker                                     CGONMX


             Portfolio Diversification

                                      Approximate
Sector                       Portfolio Percentage
---------------------------  --------------------
Consumer Discretionary                      10.02%
Consumer Staples                            10.08
Energy                                       9.98
Financials                                   7.96
Health Care                                  9.98
Industrials                                 10.00
Information Technology                      10.03
Materials                                    9.90
Real Estate                                  1.97
Telecommunication Services                  10.03
Utilities                                   10.05
                                          -------
Total                                      100.00%
                                          =======

Country/Territory                     Approximate
(Headquartered)              Portfolio Percentage
---------------------------  --------------------
Australia                                    1.99%
Belgium                                      1.04
Brazil                                       2.99
Canada                                       4.01
China                                        3.03
Finland                                      0.99
France                                       0.98
Hong Kong                                    1.03
India                                        1.00
Ireland                                      1.01
Italy                                        0.99
Japan                                        1.00
Luxembourg                                   0.99
Mexico                                       2.98
Netherlands                                  5.98
Russia                                       1.01
South Korea                                  1.00
Spain                                        0.99
Switzerland                                  2.02
Taiwan                                       2.00
Turkey                                       1.00
United Kingdom                              12.03
United States                               49.94
                                          -------
Total                                      100.00%
                                          =======

                                      Approximate
                                        Portfolio
Market Capitalization                  Percentage
---------------------------  --------------------
Small-Capitalization                        25.99%
Mid-Capitalization                          33.88
Large-Capitalization                        40.13
                                          -------
Total                                      100.00%
                                          =======


Minimum Investment
All accounts                               1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o Securities selected according to this strategy may not perform as intended. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust's investment strategy is designed to achieve the trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.


     o The trust invests significantly in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. A weak economy and its effect on consumer spending would adversely affect companies in the consumer products sector.


     o The trust invests in U.S.-listed foreign securities, ADRs and New York Registry Shares. The trust's investment in U.S.-listed foreign securities, ADRs and New York Registry Shares presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. New York Registry Shares are created by a U.S. registrar so that securities of companies incorporated in the Netherlands may be traded on a U.S. exchange. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o The trust is concentrated in securities issued by European companies. As a result, political, economic or social developments in Europe may have a significant impact on the securities included in the trust. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.

          Additionally, the effect of the June 2016 United Kingdom referendum to leave the European Union ("EU") is still developing. The referendum has resulted in depreciation in the value of the British pound, short term declines in the stock markets and ongoing economic and political uncertainty. The United Kingdom's withdrawal from the EU may take an extended period, and there is considerable uncertainty about the potential trade, economic and market consequences of the exit.

     o The trust invests in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

     o The trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o You are seeking capital preservation as a primary investment objective.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.


                                 Percentage
                                  of Public
                                  Offering    Amount Per
Investor Fees                     Price (4)    100 Units
-----------------------------   -----------   ----------
Initial sales fee
  paid on purchase (1)              0.00%       $ 0.00
Deferred sales fee (2)              1.35         13.50
Creation and
  development fee (3)               0.50          5.00
                                -----------   ----------
Maximum sales fees
  (including creation
  and development fee)              1.85%       $18.50
                                ===========   ==========
Estimated organization costs
  (amount per 100 units as
  a percentage of the public
  offering price)                   0.80%        $8.00
                                ===========   ==========

                                Approximate
Annual Fund                     % of Public
Operating                         Offering    Amount Per
Expenses                          Price (4)    100 Units
-----------------------------   -----------   ----------
Trustee's fee                     0.1050%       $1.050
Sponsor's supervisory fee         0.0300         0.300
Evaluator's fee                   0.0350         0.350
Bookkeeping and
  administrative fee              0.0350         0.350
Estimated other trust
  operating expenses (5)          0.1049         1.049
                                -----------   ----------
 Total                            0.3099%       $3.099
                                ===========   ==========


(1) The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee ("C&D Fee"). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales charge is a fixed dollar amount equal to $0.135 per unit and is deducted in monthly installments of $0.045 per unit on the last business day of April 2018 through June 2018. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 1.35% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 1.35% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 1.85% of a unitholder's initial investment.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $6 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year with the maximum sales fees, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $     298
3 years        910
5 years      1,545
10 years     3,240

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                                  Trust Portfolio
Guggenheim Defined Portfolios, Series 1701
Global 100 Dividend Strategy Portfolio, Series 13
The Trust Portfolio as of the Inception Date, December 15, 2017
--------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                              of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                                     Offer Price  Shares      Price  Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------------
         COMMON STOCKS (100.00%)
         Consumer Discretionary (10.02%)
  AMC      AMC Entertainment Holdings, Inc.                        1.04%      98    $  15.8000   $     1,548
  GME      GameStop Corporation                                    0.98       80       18.3800         1,470
  GCI      Gannett Co, Inc.                                        1.01      135       11.1300         1,503
  GES      Guess?, Inc.                                            0.98       92       15.9300         1,466
  IHG      InterContinental Hotels Group PLC (6)                   1.01       25       60.3300         1,508
  M        Macy's, Inc.                                            0.98       59       24.8000         1,463
  MLCO     Melco Resorts & Entertainment Limited (6)               1.03       58       26.5400         1,539
  PSO      Pearson PLC (6)                                         1.01      152        9.8800         1,502
  SJR      Shaw Communications, Inc. (5)                           0.99       64       23.1300         1,480
  WPP      WPP PLC (6)                                             0.99       16       92.0000         1,472
         Consumer Staples (10.08%)
  MO       Altria Group, Inc.                                      1.01       21       71.7900         1,508
  ABEV     Ambev SA (6)                                            1.00      239        6.2200         1,487
  BUD      Anheuser-Busch InBev SA (6)                             1.04       14      110.5000         1,547
  BGS      B&G Foods, Inc.                                         1.02       46       33.2000         1,527
  BTI      British American Tobacco PLC (6)                        1.01       23       65.7800         1,513
  CCE      Coca-Cola European Partners PLC (5)                     1.00       38       39.1000         1,486
  PM       Philip Morris International, Inc.                       1.01       14      107.6800         1,508
  UN       Unilever NV (6)                                         0.99       26       56.5900         1,471
  UVV      Universal Corporation                                   1.00       28       53.4500         1,497
  VGR      Vector Group Limited                                    1.00       66       22.6900         1,498
         Energy (9.98%)
  BP       BP PLC (6)                                              1.01       37       40.6300         1,503
  SNP      China Petroleum & Chemical Corporation (6)              1.00       21       71.0100         1,491
  CVI      CVR Energy, Inc.                                        1.00       43       34.8400         1,498
  E        Eni SpA (6)                                             0.99       45       32.8600         1,479
  OKE      ONEOK, Inc.                                             0.99       28       52.7400         1,477
  RDS/A    Royal Dutch Shell PLC (6)                               0.99       23       64.5500         1,485
  SEMG     SemGroup Corporation                                    0.99       53       27.9500         1,481
  SFL      Ship Finance International Limited (5)                  1.00      101       14.8000         1,495
  TRGP     Targa Resources Corporation                             1.01       32       47.0000         1,504
  VET      Vermilion Energy, Inc. (5)                              1.00       45       33.1700         1,493

                                          Trust Portfolio (continued)
Guggenheim Defined Portfolios, Series 1701
Global 100 Dividend Strategy Portfolio, Series 13
The Trust Portfolio as of the Inception Date, December 15, 2017
--------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                              of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                                     Offer Price  Shares      Price  Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Financials (7.96%)
  AEG      Aegon NV (6)                                            1.00%     240    $   6.2100    $    1,490
  CYS      CYS Investments, Inc. (8)                               1.00      180        8.3300         1,499
  BSMX     Grupo Financiero Santander Mexico SAB de CV (6)         0.97      199        7.3000         1,453
  HSBC     HSBC Holdings PLC (6)                                   0.99       29       50.9100         1,476
  LYG      Lloyds Banking Group PLC (6)                            1.00      412        3.6200         1,491
  PMT      PennyMac Mortgage Investment Trust (8)                  1.00       92       16.1600         1,487
  TWO      Two Harbors Investment Corporation (8)                  1.00       92       16.2300         1,493
  WBK      Westpac Banking Corporation (6)                         1.00       62       24.0200         1,489
         Health Care (9.98%)
  ABBV     AbbVie, Inc.                                            1.03       16       96.3000         1,541
  AZN      AstraZeneca PLC (6)                                     1.00       45       33.2900         1,498
  CAH      Cardinal Health, Inc.                                   0.97       24       60.3500         1,448
  GSK      GlaxoSmithKline PLC (6)                                 0.99       42       35.2400         1,480
  PHG      Koninklijke Philips NV (6)                              1.00       39       38.2300         1,491
  MRK      Merck & Co, Inc.                                        1.01       27       56.0100         1,512
  NVS      Novartis AG (6)                                         1.02       18       84.4700         1,520
  OMI      Owens & Minor, Inc.                                     0.98       78       18.6700         1,456
  PFE      Pfizer, Inc.                                            1.00       41       36.4600         1,495
  SNY      Sanofi (6)                                              0.98       34       43.0900         1,465
         Industrials (10.00%)
  ABB      ABB Limited (6)                                         1.00       57       26.1000         1,488
  CVA      Covanta Holding Corporation                             1.00      100       14.9000         1,490
  OMAB     Grupo Aeroportuario del Centro Norte SAB de CV (6)      1.02       36       42.2000         1,519
  PAC      Grupo Aeroportuario del Pacifico SAB de CV (6)          0.99       14      105.9300         1,483
  MIC      Macquarie Infrastructure Corporation                    0.99       23       64.5800         1,485
  PBI      Pitney Bowes, Inc.                                      0.99      137       10.8200         1,482
  QUAD     Quad/Graphics, Inc.                                     0.99       66       22.4200         1,480
  RENX     RELX NV (6)                                             1.00       65       22.8700         1,487
  RBA      Ritchie Bros Auctioneers, Inc. (5)                      1.02       53       28.6900         1,521
  TRTN     Triton International Limited (5)                        1.00       39       38.2400         1,491


                                          Trust Portfolio (continued)


Guggenheim Defined Portfolios, Series 1701
Global 100 Dividend Strategy Portfolio, Series 13
The Trust Portfolio as of the Inception Date, December 15, 2017
--------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                              of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                                     Offer Price  Shares      Price  Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Information Technology (10.03%)
  ASX      Advanced Semiconductor Engineering, Inc. (6)            1.00%     228     $  6.5500   $     1,493
  AUO      AU Optronics Corporation (6)                            1.00      357        4.1900         1,496
  CAJ      Canon, Inc. (6)                                         1.00       39       38.4400         1,499
  IBM      International Business Machines Corporation             1.03       10      154.0000         1,540
  NOK      Nokia OYJ (6)                                           0.99      322        4.6100         1,484
  QCOM     QUALCOMM, Inc.                                          1.00       23       64.7000         1,488
  STX      Seagate Technology PLC (5)                              1.01       36       41.9400         1,510
  TIVO     TiVo Corporation                                        1.00      102       14.6000         1,489
  WU       Western Union Company                                   1.00       77       19.3500         1,490
  XRX      Xerox Corporation                                       1.00       51       29.3100         1,495
         Materials (9.90%)
  BHP      BHP Billiton Limited (6)                                0.99       35       42.3400         1,482
  CMP      Compass Minerals International, Inc.                    1.01       22       68.6500         1,510
  UFS      Domtar Corporation                                      0.98       31       47.2300         1,464
  IP       International Paper Company                             0.96       26       55.1800         1,435
  LYB      LyondellBasell Industries NV (5)                        0.99       14      105.4300         1,476
  OSB      Norbord, Inc. (5)                                       1.00       45       33.2600         1,497
  RIO      Rio Tinto PLC (6)                                       1.00       31       48.0600         1,490
  SWM      Schweitzer-Mauduit International, Inc.                  0.98       34       43.1600         1,467
  TX       Ternium SA (6)                                          0.99       50       29.4400         1,472
  VEDL     Vedanta Limited (6)                                     1.00       83       17.9500         1,490
         Real Estate (1.97%)
  UNIT     Uniti Group, Inc. (8)                                   0.99       84       17.6300         1,481
  WPG      Washington Prime Group, Inc. (8)                        0.98      211        6.9300         1,462
         Telecommunication Services (10.03%)
  T        AT&T, Inc.                                              1.01       40       37.7400         1,510
  CTL      CenturyLink, Inc.                                       0.99       90       16.4700         1,482
  CHL      China Mobile Limited (6)                                1.02       31       49.0800         1,521
  CCOI     Cogent Communications Holdings, Inc.                    1.00       32       46.8500         1,499
  CNSL     Consolidated Communications Holdings, Inc.              0.99      116       12.7500         1,479
  MBT      Mobile TeleSystems PJSC (6)                             1.01      162        9.3400         1,513
  TEF      Telefonica SA (6)                                       0.99      154        9.6200         1,481
  TKC      Turkcell Iletisim Hizmetleri AS (6)                     1.00      150        9.9600         1,494
  VEON     VEON Limited (6)                                        1.00      382        3.9100         1,494
  VZ       Verizon Communications, Inc.                            1.02       29       52.3400         1,518


                                          Trust Portfolio (continued)


Guggenheim Defined Portfolios, Series 1701
Global 100 Dividend Strategy Portfolio, Series 13
The Trust Portfolio as of the Inception Date, December 15, 2017
--------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                              of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                                     Offer Price  Shares      Price  Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Utilities (10.05%)
  CIG      Cia Energetica de Minas Gerais (6)                      1.00%     771     $  1.9200   $     1,480
  ELP      Cia Paranaense de Energia (6)                           0.99      217        6.8200         1,480
  HNP      Huaneng Power International, Inc. (6)                   1.01       60       25.0500         1,503
  KEP      Korea Electric Power Corporation (6)                    1.00       83       18.0700         1,500
  NGG      National Grid PLC (6)                                   1.02       26       58.3000         1,516
  NYLD/A   NRG Yield, Inc.                                         1.01       81       18.6900         1,514
  PEGI     Pattern Energy Group, Inc.                              1.00       68       21.8500         1,486
  PPL      PPL Corporation                                         1.02       45       33.8000         1,521
  SCG      SCANA Corporation                                       1.00       35       42.7800         1,497
  SO       Southern Company                                        1.00       29       51.5200         1,494
                                                                                                 -----------
                                                                                                 $   149,301
                                                                                                 ============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on December 14, 2017. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on December 14, 2017. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $212 loss to the sponsor on the Inception Date.


The following footnotes only apply when noted.

(4)  Non-income producing security.

(5) U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.


(6) American Depositary Receipt ("ADR")/Global Depositary Receipt ("GDR")/CHESS Depositary Interest ("CDI")/New York Registry Share.


(7) Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(8)  Common stock of a real estate investment trust ("REIT").

(9)  Common stock of a master limited partnership ("MLP").


================================================================================
GUGGENHEIM DISCOUNT OPPORTUNITY STRATEGY PORTFOLIO OF CEFS, SERIES 13


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective


     The Discount Opportunity Strategy Trust seeks to provide capital appreciation.


                         Principal Investment Strategy

     The trust will invest in common shares of closed-end investment companies ("Closed-End Funds") that are currently trading at a greater percentage discount to their net asset value ("NAV Discount") than their historical NAV Discount. The trust seeks capital appreciation by selecting Closed-End Funds that the sponsor believes have the potential to narrow the gap between their current NAV Discount and their historical NAV Discount. The trust portfolio will include a variety of Closed-End Funds, including general equity funds, taxable fixed-income funds, municipal funds and balanced/multi-asset funds. The Closed-End Funds will invest in securities of a variety of asset classes. These asset classes include, but are not limited to:

     o    high-yield securities or "junk" bonds;

     o    convertible securities;

     o    preferred securities;

     o    real estate investment trusts ("REITs");

     o    senior loans;

     o    corporate bonds;

     o    government bonds;

     o    municipal bonds;

     o    options;

     o foreign securities, including securities of companies located in emerging markets; and

     o    equities.

                               Security Selection

     The sponsor, with the assistance of Guggenheim Partners Investment Management, LLC ("GPIM"), an affiliate of Guggenheim Partners, LLC, has selected the securities to be included in the trust's portfolio according to the selection criteria described below.

     The security selection process begins by identifying the entire universe of Closed-End Funds listed on a U.S. public securities exchange as provided by Morningstar. As of the security selection date, each Closed-End Fund is then ranked by:

     o Current NAV Discount versus historic monthly NAV Discounts, a metric commonly referred to as a "Z-Score." The lowest "Z-Score" values represent the deepest discounts relative to prior range of discounts, and also represent the highest rank.

     o Trailing six month total return, where the highest values represent the highest rank.

     Closed-End Funds with better ranks will be considered more strongly for inclusion in the trust, subject to the sponsor's discretion. In addition, the trust will be subject to the following constraints (as measured on the security selection date). For the constraints that reference Closed-End Fund classifications, the "Asset Category" and "Classification" attributes are sourced from Morningstar Traded Fund Center (formerly FundData).

     o Exclude Closed-End Funds in the initial universe ranked in the worst 20% in any of the following three metrics: (i) current NAV Discount, where lower values rank better, (ii) "Z-score," where lower "Z-score" values rank higher, or (iii) trailing six month total return, as sourced from FactSet, where the highest values represent the highest rank;

     o No more than 60% in Closed-End Funds with "Asset Category" of "Equity";

     o No more than 60% in Closed-End Funds with "Asset Category" of "Taxable Fixed Income";

     o No more than 20% in Closed-End Funds with "Asset Category" of "Municipal";

     o No more than 30% in Closed-End Funds with "Asset Category" of "Hybrid (Growth & Income)";

     o    No more than 25% in Closed-End Funds with the same "Classification";

     o Exclude securities with trading liquidity of less than $400,000 (or less than the median trading liquidity of the entire Closed-End Fund starting universe if that is less than $400,000). Trading liquidity is measured by the median daily dollar volume (daily volume times closing daily price) over the prior 30 trading days, as sourced from FactSet; and

     o    Exclude Closed-End Funds advised by the sponsor or its affiliates.

     Final trust selections will be influenced by the rankings and constraints described above as well as the sponsor's outlook for an individual fund and/or Closed-End Fund marketplace. Closed-End Funds selected for the portfolio will be equally-weighted as of the selection date. Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the selection date.

     Some of the securities held by the Closed-End Funds are income-producing securities, including corporate bonds, preferred securities and high-yield bonds. High-yield or "junk" bonds, the generic names for bonds rated below investment-grade, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield bonds are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

                 Guggenheim Partners Investment Management, LLC

     GPIM is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)


Inception Date                  December 15, 2017

Unit Price                                 $10.00

Termination Date                December 16, 2019

Distribution Date          25th day of each month
            (commencing January 25, 2018, if any)

Record Date                15th day of each month
            (commencing January 15, 2018, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                       40173C720
Fee Account Cash                        40173C746

Reinvested Distributions
Standard Accounts                       40173C738
Fee Account Reinvest                    40173C753

Ticker                                     CGDOMX

               Portfolio Diversification

                                      Approximate
Security Type                Portfolio Percentage
---------------------------  --------------------
Closed-End Funds                           100.00%
                                          --------
Total                                      100.00%
                                          ========

Minimum Investment
All accounts                               1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o The trust includes Closed-End Funds. Closed-End Funds are actively managed investment companies that invest in various types of securities. Closed-End Funds issue common shares that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective and to manage the Closed-End Fund's portfolio during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change. Closed-End Funds are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value. Closed-End Funds may also employ the use of leverage which increases risk and volatility.

     o The Closed-End Funds are subject to annual fees and expenses, including a management fee. Unitholders of the trust will bear these fees in addition to the fees and expenses of the trust. See "Fees and Expenses" for additional information.

     o The value of the fixed-income securities in the Closed-End Funds will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.


     o A Closed-End Fund or an issuer of securities held by a Closed-End Fund may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. A Closed-End Fund or an issuer may suspend distributions during the life of the trust. This may result in a reduction in the value of your units.


     o The financial condition of a Closed-End Fund or an issuer of securities held by a Closed-End Fund may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period. As the trust is unmanaged, a downgraded security will remain in the portfolio.

     o Closed-End Funds held by the trust invest in municipal bonds. Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition, a drop in bond ratings or when there is a decrease in the federal income tax rate. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes. Municipal bonds generally generate income exempt from federal income taxation, but may be subject to the alternative minimum tax. In addition, some or all of the income generated by a Closed-End Fund may not be exempt from regular federal or state income taxes and as a result, the related income paid by the trust may also be subject to regular federal and state income taxes. Capital gains, if any, may be subject to tax.

     o Certain Closed-End Funds held by the trust invest in securities that are rated below investment-grade and are considered to be "junk" securities. Below investment-grade obligations are considered to be speculative and are subject to greater market and credit risks, and accordingly, the risk of non-payment or default is higher than with investment-grade securities. In addition, such securities may be more sensitive to interest rate changes and more likely to receive early returns of principal in falling rate environments.

     o Certain Closed-End Funds held by the trust may invest in securities that are rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by more than one rating agency.

     o Certain Closed-End Funds held by the trust invest in foreign securities. Investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o Certain Closed-End Funds held by the trust invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

     o Certain Closed-End Funds held by the trust invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer, changes in the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affect the issuers. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     o Certain Closed-End Funds held by the trust may invest in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain Closed-End Funds, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o    You want current income and asset class diversification;

     o The trust represents only a portion of your overall investment portfolio; and

     o The trust is part of a longer term investment strategy that may include investment in subsequent trusts, if available.

     You should not consider this investment if:

     o You are unwilling to accept the risks involved with owning Closed-End Funds;

     o You are uncomfortable with the risks of an unmanaged investment in securities;

     o You are seeking capital preservation as a primary investment objective; or

     o You are seeking a short-term investment or an investment to be used as a trading vehicle.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.


                                 Percentage
                                  of Public   Amount Per
                                  Offering        100
Investor Fees                     Price (4)      Units
-----------------------------   -----------   ----------
Initial sales fee
  paid on purchase (1)              0.00%       $ 0.00
Deferred sales fee (2)              2.25         22.50
Creation and
  development fee (3)               0.50          5.00
                                -----------   ----------
Maximum sales fees
  (including creation
  and development fee)              2.75%       $27.50
                                ===========   ==========
Estimated organization costs
  (amount per 100 units as
  a percentage of the public
  offering price.                 0.5643%       $5.643
                                ===========   ==========

                                Approximate
Annual Fund                     % of Public
Operating                         Offering    Amount Per
Expenses                          Price (4)    100 Units
-----------------------------   -----------   ----------
Trustee's fee                     0.1050%      $ 1.050
Sponsor's supervisory fee         0.0300         0.300
Evaluator's fee                   0.0350         0.350
Bookkeeping and
  administrative fee              0.0350         0.350
Estimated other trust
  operating expenses (5)          0.0487         0.487
Estimated Closed-End
  Fund expenses (6)               1.5200        15.200
                                -----------   ----------
  Total                           1.7737%      $17.737
                                ===========   ==========


(1) The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee ("C&D Fee"). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of July 2018 through September 2018. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder's initial investment.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.


(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $9 million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.


(6) Although not an actual trust operating expense, the trust, and therefore the unitholders of the trust, will indirectly bear similar operating expenses of the Closed-End Funds held by the trust in the estimated amount provided above. Estimated Closed-End Fund expenses are based upon the net asset value of the number of Closed-End Fund shares held by the trust per unit multiplied by the Annual Operating Expenses of the Closed-End Funds for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying Closed-End Funds were held directly. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by your trust and therefore certain fees paid by your trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.

                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year   $     514
3 years      1,223
5 years      1,951
10 years     3,668


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                                  Trust Portfolio


Guggenheim Defined Portfolios, Series 1701
Guggenheim Discount Opportunity Strategy Portfolio of CEFs, Series 13
The Trust Portfolio as of the Inception Date, December 15, 2017
--------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                              of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                                     Offer Price  Shares      Price  Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------------
         CLOSED-END FUNDS (100.00%)
  PEO      Adams Natural Resources Fund, Inc.                      2.50%     198    $  18.9500   $     3,752
  AWP      Alpine Global Premier Properties Fund                   2.50      571        6.5600         3,746
  BHK      BlackRock Core Bond Trust                               2.50      270       13.8500         3,740
  HYT      BlackRock Corporate High Yield Fund, Inc.               2.50      341       10.9900         3,748
  BTZ      BlackRock Credit Allocation Income Trust                2.50      282       13.2700         3,742
  BGR      BlackRock Energy and Resources Trust                    2.49      273       13.6500         3,726
  CII      BlackRock Enhanced Capital and Income Fund, Inc.        2.50      234       16.0400         3,753
  BDJ      BlackRock Enhanced Equity Dividend Trust                2.49      408        9.1400         3,729
  BKN      BlackRock Investment Quality Municipal Trust, Inc.      2.52      256       14.7600         3,779
  BCX      BlackRock Resources & Commodities Strategy Trust        2.52      412        9.1600         3,774
  BBN      BlackRock Taxable Municipal Bond Trust                  2.50      161       23.2400         3,742
  CSQ      Calamos Strategic Total Return Fund                     2.49      310       12.0800         3,745
  CET      Central Securities Corporation                          2.48      139       26.7500         3,718
  GLQ      Clough Global Equity Fund                               2.50      286       13.1200         3,752
  GLO      Clough Global Opportunities Fund                        2.49      347       10.7500         3,730
  DNI      Dividend and Income Fund                                2.45      277       13.2600         3,673
  EOI      Eaton Vance Enhanced Equity Income Fund                 2.49      262       14.2600         3,736
  EVV      Eaton Vance Limited Duration Income Fund                2.50      279       13.4500         3,753
  ETJ      Eaton Vance Risk-Managed Diversified Equity
             Income Fund                                           2.50      401        9.3300         3,741
  EVT      Eaton Vance Tax-Advantaged Dividend Income Fund         2.50      164       22.8400         3,746
  GDV      Gabelli Dividend & Income Trust                         2.50      165       22.7100         3,747
  GAB      Gabelli Equity Trust, Inc.                              2.48      611        6.0800         3,715
  GAM      General American Investors Co, Inc.                     2.50      111       33.7000         3,741
  IQI      Invesco Quality Municipal Income Trust                  2.51      303       12.4000         3,757
  JOF      Japan Smaller Capitalization Fund, Inc.                 2.48      316       11.7700         3,719
  LGI      Lazard Global Total Return and Income Fund, Inc.        2.50      217       17.3300         3,761
  CAF      Morgan Stanley China A Share Fund, Inc.                 2.51      158       23.8100         3,762
  NEA      Nuveen AMT-Free Quality Municipal Income Fund           2.50      273       13.7400         3,751
  NBB      Nuveen Build America Bond Fund                          2.51      172       21.8400         3,756
  NID      Nuveen Intermediate Duration Municipal Term Fund        2.51      283       13.2800         3,758
  JPI      Nuveen Preferred & Income Term Fund                     2.51      151       24.8600         3,754
  NAD      Nuveen Quality Municipal Income Fund                    2.51      267       14.0600         3,754
  PHT      Pioneer High Income Trust                               2.51      388        9.6800         3,756
  PMM      Putnam Managed Municipal Income Trust                   2.51      505        7.4500         3,762
  SOR      Source Capital, Inc.                                    2.49       93       40.1700         3,736
  TDF      Templeton Dragon Fund, Inc.                             2.51      180       20.9200         3,766
  EMF      Templeton Emerging Markets Fund                         2.51      235       15.9800         3,755
  TEI      Templeton Emerging Markets Income Fund                  2.50      330       11.3500         3,746


                                          Trust Portfolio (continued)


Guggenheim Defined Portfolios, Series 1701
Guggenheim Discount Opportunity Strategy Portfolio of CEFs, Series 13
The Trust Portfolio as of the Inception Date, December 15, 2017
--------------------------------------------------------------------------------------------------------------
                                                              Percentage
                                                              of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                                     Offer Price  Shares      Price  Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------------
         CLOSED-END FUNDS (continued)
  IGD      Voya Global Equity Dividend and Premium
             Opportunity Fund                                      2.53%     478    $   7.9200  $      3,786
  HYI      Western Asset High Yield Defined Opportunity
             Fund, Inc.                                            2.50      245       15.3100         3,751
                                                                                                --------------
                                                                                                $    149,858
                                                                                                ==============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on December 14, 2017. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on December 14, 2017. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)   There was a $284 loss to the sponsor on the Inception Date.


================================================================================
UNDERSTANDING YOUR INVESTMENTS

                                How to Buy Units

     You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.guggenheiminvestments.com. The unit price includes:

     o    the value of the securities,

     o    organization costs,

     o the maximum sales fee (which includes an initial sales fee, if applicable, a deferred sales fee and the creation and development fee), and

     o    cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     Value of the Securities. The sponsor serves as the evaluator of your trust (the "evaluator"). We cause the trustee to determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").

     Pricing the Securities. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the NASDAQ Stock Market. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the NASDAQ Stock Market, or if the market quotes are unavailable or inappropriate.

     If applicable, the trustee or its designee will value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market prices if the market quotes are unavailable or inappropriate.

     The trustee determined the initial prices of the securities shown in "Trust Portfolio" for your trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the portfolio consulting fee, if applicable, and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. Organization costs will not exceed the estimates set forth under "Fees and Expenses."


     Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transactional sales fee for a trust typically has only a deferred component of 1.35% of the Public Offering Price for the Dow Jones Value Dividend Focus Trust and the Global 100 Dividend Strategy Trust and 2.25% of the Public Offering Price for the Discount Opportunity Strategy Trust, based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.


     The transactional sales fee does not include the C&D Fee which is described in "Fees and Expenses" in Part A of the prospectus and under "Expenses of the Trust" in Part B of the prospectus.


     Initial Sales Fee. On the date of deposit, the trusts do not charge an initial sales fee. However, you will be charged an initial sales fee if you purchase your units after the first deferred sales fee payment has been assessed or if the price you pay for your units exceeds $10 per unit. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (1.85% of the Public Offering Price for the Dow Jones Value Dividend Focus Trust and the Global 100 Dividend Strategy Trust and 2.75% of the Public Offering Price for the Discount Opportunity Strategy Trust) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.185 per unit for the Dow Jones Value Dividend Focus Trust and the Global 100 Dividend Strategy Trust and $0.275 per unit for the Discount Opportunity Strategy Trust). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Deferred Sales Fee. We defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.135 per unit for the Dow Jones Value Dividend Focus Trust and the Global 100 Dividend Strategy Trust and $0.225 per unit for the Discount Opportunity Strategy Trust). You pay any remaining deferred sales fee when you sell or redeem units. The trusts may sell securities to meet the trusts' obligations with respect to the deferred sales fee. Thus, no assurance can be given that a trust will retain its present size and composition for any length of time.


     In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under "Fees and Expenses."

     When you purchase units of your trust, if your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

     Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount; however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus for additional information.

     Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Guggenheim Funds and its affiliates, or by employees of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.


     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid is 1.25% of the Public Offering Price per unit of the Dow Jones Value Dividend Focus Trust and the Global 100 Dividend Strategy Trust and 2.00% of the Public Offering Price per unit of the Discount Opportunity Strategy Trust.


     Eligible dealer firms and other selling agents that sell units of Guggenheim Funds unit trusts in the primary market are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. For this volume concession, Guggenheim Investment Grade Corporate Trust 3-7 Year, Guggenheim Investment Grade Corporate Trust 5-8 Year and Guggenheim Short Duration High Yield Trust are designated as "Fixed Income Trusts" and all other Guggenheim Funds unit trusts are designated as "Equity Trusts." Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of Guggenheim Funds unit investment trusts in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

                Additional    Additional
                Concession  Concession for
Total Sales     for Equity  Fixed Income
(in millions)   Trust Units   Trust Units
------------------------------------------
$25 but less
  than $100       0.035%        0.035%
$100 but less
  than $150       0.050%        0.050%
$150 but less
  than $250       0.075%        0.075%
$250 but less
  than $1,000     0.100%        0.100%
$1,000 but less
  than $5,000     0.125%        0.100%
$5,000 but less
  than $7,500     0.150%        0.100%
$7,500 or more    0.175%        0.100%

     The additional sales concessions accrued by such eligible dealer firms and other selling agents will be paid out on a quarterly basis.

     Dealer firms or other selling agents deemed to be an underwriter for a Fixed Income Trust will not be eligible to receive the above sales concession on the underwrittern units for that trust. However, units sold in an underwriting will be included in the total sales calculation when determining the appropriate sales concession level for the dealer firm or other selling agent. Please see the respective Fixed Income Trust's prospectus for more information.

     Eligible unit trusts include all Guggenheim Funds unit trusts sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trusts to their customers.

     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of your trust and other Guggenheim Funds products. This compensation is intended to result in additional sales of Guggenheim Funds products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim Funds products by the intermediary or its agents, the placing of Guggenheim Funds products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Guggenheim Funds products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim Funds product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amounts set forth in your "Trust Portfolio" on the initial deposit of securities into your trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheiminvestments.com or through your financial professional. We often refer to the sale price of units as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs. If units of a trust are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

     Selling Units. We do not intend to but may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units--Redemption" in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.


     If you redeem your units, the trustee will generally send you a payment for your units no later than two business days after it receives all necessary documentation. At the sponsor's discretion, certain redemptions may be made by an in-kind distribution of the securities underlying the units in lieu of cash.

     You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of a trust's termination. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of your trust, you will incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.


     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                 Distributions

     Dividends. Your trust generally pays dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     o    reinvest distributions in additional units of your trust at no fee, or

     o    receive distributions in cash.


     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value two business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.


     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your trust.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends, trust expenses change or as a result of changes in a trust's portfolio.

     Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

     Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. You could lose some or all of your investment in your trust. Recently, equity markets have experienced significant volatility. If the value of the securities in your trust falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Market risk. Market risk is the risk that a particular security in a trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o    General securities markets movements;

     o    Changes in the financial condition of an issuer or a sector;

     o    Changes in perceptions about an issuer or a sector;

     o    Interest rates and inflation;

     o    Governmental policies and litigation; and

     o    Purchases and sales of securities by a trust.

     Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.


     Investment strategy risk. The Dow Jones Value Focus Trust and the Global 100 Dividend Strategy Trust are exposed to additional risk due to their policy of investing in accordance with an investment strategy. Although each trust's investment strategy is designed to achieve the trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Consumer products sector risk. The Dow Jones Value Divided Focus Trust is concentrated and the Global 100 Dividend Strategy Trust invests significantly in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. Generally, spending on consumer products is affected by the health of consumers. Companies in the consumer products sector are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of foods and soft drinks may be strongly affected by fads, marketing campaigns and other factors affecting supply and demand. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

     Financial sector risk. The Dow Jones Value Dividend Focus Trust invests significantly in the financial sector. As a result, the factors that impact the financial sector will likely have a greater effect on this trust than on more broadly diversified trusts. Companies in the financial sector are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. These industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

     Closed-End Fund risk. The Discount Opportunity Strategy Trust invests in Closed-End Funds. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective and to manage the Closed-End Fund's portfolio during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain Closed-End Funds included in your trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of an Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. In addition, Closed-End Funds are subject to their own annual fees and expenses, including a management fee. Such fees reduce the potential benefits associated with owning a Closed-End Fund and are in addition to your trust's expenses.

     Interest rate risk. Interest rate risk is the risk that the value of securities held by the trust or a Closed-End Fund in the Discount Opportunity Trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. The trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

     Credit and dividend payment risk. Credit risk is the risk that an issuer of a security or a Closed-End Fund is unable or unwilling to make dividend interest and/or principal payments. High-yield or "junk" securities that are rated below investment-grade are generally more susceptible to credit risk than investment-grade securities.

     Security quality risk. Security quality risk is the risk that a reduction in a security's rating may decrease its value, the value of a Closed-End Fund and the value of your investment in the trust. Securities ratings may be reduced at any time, including during the primary offering period of your trust.

     Municipal bond risk. The Closed-End Funds held by the Discount Opportunity Strategy Trust invest in municipal bonds, which are subject to various risks. The primary risk associated with an investment in municipal bonds is that the issuer or an insurer of the municipal bond will default on principal and/or interest payments when due on the municipal bond. In addition, fixed-rate municipal bonds are subject to further risks, including the risk that the value of such municipal bonds will decline with increases in interest rates or a decrease in the federal or state (if applicable) income tax rate.

     Certain municipal bonds held by the Closed-End Funds may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income.

     Certain municipal bonds held by the Closed-End Funds may have been purchased by the sponsor or issuers of the securities in a trust on a "when issued" basis. Municipal bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the initial date of deposit (although such governmental entity had committed to issue such municipal bonds). In the case of these and/or certain other municipal bonds, the delivery of the municipal bonds may be delayed ("delayed delivery") or may not occur.

     Certain municipal bonds held by the Closed-End Funds are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates.

     Some dividends on certain of the Closed-End Funds in your trust may not qualify as "exempt-interest dividends," which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed).

     High-yield securities risk. Certain Closed-End Funds held by the Discount Opportunity Strategy Trust invest in high-yield or "junk" securities. High-yield securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates because an increase in rates generally decreases values. An economic slowdown, or a reduction in an issuer's creditworthiness, may affect an issuer's ability to make dividend or interest payments.

     High-yield or "junk" securities, the general names for securities rated below investment-grade, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated, senior securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

     The market for high-yield securities is smaller and less liquid than that for investment-grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment-grade securities and the purchase or sale of such securities may take longer to complete and may include higher execution expenses.

     Split-ratings risk. Split-rated securities are those securities that, at the time of investment, are rated below investment-grade by one rating agency, so long as at least one other rating agency rates such securities within the four highest grades (i.e., investment-grade quality). This means that a split-rated security may be regarded by one rating agency as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and accordingly subject to a greater risk of default. The prices of split-rated securities, in the view of one but not all rating agencies, may be more sensitive than securities without a split-rating to negative developments, such as a decline in the issuer's revenues or a general economic downturn.

     Foreign securities risk. The Dow Jones Value Dividend Focus Trust invests in U.S.-listed foreign securities, the Global 100 Dividend Strategy Trust invests in New York Registry Shares, ADRs, and U.S.-listed foreign securities and certain Closed-End Funds held by the Discount Opportunity Strategy Trust invest in foreign securities. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. New York Registry Shares are created by a U.S. registrar so that securities of companies incorporated in the Netherlands may be traded on a U.S. exchange. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:


     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets.


     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect a trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of a trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in a trust's foreign security holdings.


     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

     Europe risk. The Global 100 Dividend Strategy Trust is concentrated in companies that are headquartered or incorporated in Europe, which may expose unitholders to additional risks that may be associated with Europe or the European securities markets. A significant number of countries in Europe are member states in the EU, and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies, including money supply and official interest rates for the euro, is exercised by the European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.

     Additionally, the effect of the June 2016 United Kingdom referendum to leave the EU is still developing. The referendum has resulted in depreciation in the value of the British pound, short term declines in the stock markets and ongoing economic and political uncertainty. The United Kingdom's withdrawal from the EU may take an extended period, and there is considerable uncertainty about the potential trade, economic and market consequences of the exit. Other countries may also depart the EU, voluntarily or otherwise. The negative impact of the United Kingdom's departure from the EU, as well as any future departures by other countries, could be significant, not only to the United Kingdom and European economies, but also to the broader global economy. Such departures could potentially result in increased market volatility and illiquidity, and lower economic growth for companies that rely significantly on Europe for their business activities and revenues, which could negatively impact the value of the trust's investments.


     Emerging market risk. The Global 100 Dividend Strategy Trust and certain Closed-End Funds held by the Discount Opportunity Strategy Trust invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

     Preferred securities risk. Certain Closed-End Funds held by the Discount Opportunity Strategy Trust invest in preferred securities, such as preferred stock and trust preferred securities.

     Similar to bonds, preferred stocks typically offer a fixed rate of return, paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior equity securities" and preferred stockholders enjoy preference over common stockholders with regard to liquidations. For the prospect of a higher or stated yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on national stock exchanges. Trust preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority in liquidation and therefore will be subject to greater credit risk than those debt instruments.

     Trust preferred securities are limited-life securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.

     In addition to the risks set forth above, these securities are also subject to the following risks:

     o Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the debentures underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on whether the corporation issuing the debentures is able to pay interest on the underlying debentures.

     o Unitholders have no right to accelerate the trust preferred securities or the underlying debentures for non-payment.

     o A corporation issuing the underlying debentures may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.

     o Tax or regulatory changes may change the tax characterization of the preferred securities or the underlying debentures, and, as a result, may effect the value of your units.

     o Preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity.

     Options risk. The value of an option held by certain Closed-End Funds in the Discount Opportunity Strategy Trust may be adversely affected if the market for the option becomes less liquid or smaller, and will be affected by changes in the value and dividend rates of the stock subject to the option, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the common stock, and the remaining time to expiration. Additionally, the value of an option does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as an option approaches its expiration date, its value increasingly moves with the price of the stock subject to an option. The strike price for an option may be adjusted downward before an option expiration triggered by certain corporate events affecting that stock. A downward adjustment to the strike price will have the effect of reducing the equity appreciation. Option strike prices may be adjusted to reflect certain corporate events such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. If the value of the underlying stock exceeds the strike price of an option, it is likely that the holder of that option will exercise their right to purchase the stock.

     The call writing portion of the investment strategy of a Closed-End Fund may not be successful in that the Closed-End Fund may not realize the full appreciation of stocks on which such Closed-End Fund has written call options. Many of the Closed-End Funds held in the trust will invest using a covered call option strategy or similar income-oriented investment strategies. You should understand the risks of these strategies before you invest. In employing a covered call strategy, a Closed-End Fund will generally write (sell) call options on a significant portion of the Closed-End Fund's managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the Closed-End Fund at the strike price on or prior to the option's expiration date. The ability to successfully implement the Closed-End Fund's investment strategy depends on the Closed-End Fund adviser's ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a Closed-End Fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Closed-End Fund can realize on an investment, or may cause the Closed-End Fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a Closed-End Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written
(sold) by a Closed-End Fund, which will be marked-to-market on a daily basis, will be affected by changes in the value and dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options' expiration.

     An option is generally considered "covered" if the Closed-End Fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, cash or other liquid assets are segregated by the fund) upon conversion or exchange of other securities held by the Closed-End Fund. In certain cases, a call option may also be considered covered if a Closed-End Fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a Closed-End Fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a Closed-End Fund to its shareholders (such as the trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the Closed-End Fund's portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a Closed-End Fund's portfolio can vary widely over time.

     REIT risk. The Dow Jones Value Dividend Focus Trust and the Global 100 Dividend Strategy Trust invest in REITs. A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market in the United States; and other factors beyond the control of the issuer of the security.

     Small-capitalization and/or mid-capitalization company risk. The Dow Jones Value Dividend Focus Trust, the Global 100 Dividend Strategy Trust and certain Closed-End Funds held by the Discount Opportunity Strategy Trust include securities issued by small-capitalization and/or mid-capitalization companies. These securities customarily involve more investment risk than large-capitalization companies. These additional risks are due in part to the following factors. Small-capitalization and mid-capitalization companies may:


     o    Have limited product lines, markets or financial resources;

     o Be new and developing companies which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

     o    Have less publicly available information;

     o    Lack management depth or experience;

     o    Be less liquid;

     o    Be more vulnerable to adverse general market or economic developments;
          and

     o Be dependent upon products that were recently brought to market or key personnel.


     Limited liquidity and volatility risk. The markets for fixed-income securities, such as those held by certain Closed-End Funds held by the Discount Opportunity Strategy Trust, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed-income securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by a Closed-End Fund uncertain and/or result in sudden and significant valuation increases or declines in its holdings. In addition, illiquidity and volatility in the credit markets may directly and adversely affect the setting of dividend rates on the shares of the Closed-End Funds.


     Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain issuers represented in the trusts. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the prices of the securities.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     Significant unitholders risk. There may be unitholders of a trust who hold a significant portion of a trust and, as result, a redemption by such significant holder may have a material impact on the size, expenses and viability of a trust.

     See "Risk Factors" in Part B of the prospectus for additional information.

                              How the Trust Works

     Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created your trust under a trust agreement between Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

     o    to pay expenses,

     o    to issue additional units or redeem units,


     o    in limited circumstances to protect a trust,


     o to avoid direct or indirect ownership of a passive foreign investment company,


     o to make required distributions or avoid imposition of taxes on a trust, or


     o    as permitted by the trust agreement.

     You will not be able to dispose of or vote any of the securities in your trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than your trust. However, the trustee may not be able to vote the securities in your trust that are traded on foreign exchanges.

     Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.


     Only the trustee may vote the shares of the Closed-End Funds held in the Discount Opportunity Strategy Trust. The trustee will vote the shares in the same general proportion as the shares held by other shareholders of each Closed-End Fund.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. In certain cases, the trustee may need additional time to acquire the securities necessary to create units and consequently, a trust may not be fully invested at all times, which may impact a trust's performance. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we, acting in an agency capacity, may direct that the trust places orders with and pays brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of your trust or any other products sponsored by us. We cannot guarantee that your trust will keep its present size and composition for any length of time.


     Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                              General Information

     Guggenheim Funds. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. ("Claymore"). On September 27, 2010, Claymore officially changed its name to Guggenheim Funds Distributors, LLC. This change follows the acquisition of Claymore by Guggenheim Partners, LLC on October 14, 2009. Since the finalization of the acquisition, we have been operating as a subsidiary of Guggenheim Partners, LLC.

     During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

     Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds' employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    Expenses

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Guggenheim Funds unit investment trusts in any calendar year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing your trust, including determining the trust's objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of your trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     Your trust will also pay its general operating expenses, including any licensing fees. The Dow Jones Value Dividend Focus Trust will pay a licensing fee to Dow Jones for its use of trademarks, trade names or other intellectual property owned by Dow Jones. The licensing fee received by Dow Jones is equal to 0.07% of the average net assets of the Dow Jones Valve Dividend Focus Trust.

     Your trust may also pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Guggenheim Funds, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.


     The Discount Opportunity Strategy Trust, and therefore the unitholders of the trust, will also indirectly bear the expenses of the underlying Closed-End Funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown under "Annual Fund Operating Expenses of the Trust" in the "Fees and Expenses" section of the prospectus to illustrate the impact of these expenses. Please note that the sponsor or an affiliate may be engaged as a service provider to certain Closed-End Funds held by the trust and therefore certain fees paid by the trust to such Closed-End Funds will be paid to the sponsor or an affiliate for its services to such Closed-End Funds.


     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                               Dow Jones Indexes

     The "Dow Jones U.S. Top-Cap Value Total Stock Index[SM}," "Dow Jones U.S. Large-Cap Value Total Stock Index[SM}," and "Dow Jones U.S. Mid-Cap Value Total Stock Market Index[SM}" are products of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and have been licensed for use. "Dow Jones[R]", "Dow Jones U.S. Top-Cap Value Total Stock Index[SM}," "Dow Jones U.S. Large-Cap Value Total Stock Index[SM}," "Dow Jones U.S. Mid-Cap Value Total Stock Market Index[SM}," and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed for use for certain purposes by Guggenheim Funds Distributors, LLC ("Guggenheim Funds"). The Dow Jones Value Dividend Focus Portfolio, Series 31 (the "trust") is not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates. Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the trust or any member of the public regarding the advisability of trading in the trust. Dow Jones', CME's and their respective affiliates' only relationship to Guggenheim Funds is the licensing of certain trademarks and trade names of Dow Jones and of the "Dow Jones U.S. Top-Cap Value Total Stock Index[SM}," "Dow Jones U.S. Large-Cap Value Total Stock Index[SM}," and "Dow Jones U.S. Mid-Cap Value Total Stock Market Index[SM}," which are determined, composed and calculated by CME without regard to Guggenheim Funds or the trust. Dow Jones and CME have no obligation to take the needs of Guggenheim Funds or the owners of the trust into consideration in determining, composing or calculating "Dow Jones U.S. Top-Cap Value Total Stock Index[SM}," "Dow Jones U.S. Large-Cap Value Total Stock Index[SM}," and "Dow Jones U.S. Mid-Cap Value Total Stock Market Index[SM}". Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the trust to be sold or in the determination or calculation of the equation by which the trust is to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the trust. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the trust currently being issued by Guggenheim Funds, but which may be similar to and competitive with the trust. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the "Dow Jones U.S. Top-Cap Value Total Stock Index[SM}," "Dow Jones U.S. Large-Cap Value Total Stock Index[SM}," and "Dow Jones U.S. Mid-Cap Value Total Stock Market Index[SM}". It is possible that this trading activity will affect the value of the "Dow Jones U.S. Top-Cap Value Total Stock Index[SM}," and "Dow Jones U.S. Large-Cap Value Total Stock Index[SM}," "Dow Jones U.S. Mid-Cap Value Total Stock Market Index[SM}"and the trust.

     DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE "Dow Jones U.S. Top-Cap Value Total Stock Index[SM}," "Dow Jones U.S. Large-Cap Value Total Stock Index[SM}," and "Dow Jones U.S. Mid-Cap Value Total Stock Market Index[SM}," OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GUGGENHEIM FUNDS, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE "Dow Jones U.S. Top-Cap Value Total Stock Index[SM}," "Dow Jones U.S. Large-Cap Value Total Stock Index[SM}," and "Dow Jones U.S. Mid-Cap Value Total Stock Market Index[SM}," OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE "Dow Jones U.S. Top-Cap Value Total Stock Index[SM}," "Dow Jones U.S. Large-Cap Value Total Stock Index[SM}," and "Dow Jones U.S. Mid-Cap Value Total Stock Market Index[SM}," OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. EXCEPT AS EXPRESSLY AGREED BY CME INDEXES AND THE LICENSEE, THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND GUGGENHEIM FUNDS, OTHER THAN THE LICENSORS OF CME.


Report of Independent Registered Public Accounting Firm

Sponsor and Unitholders
Guggenheim Defined Portfolios, Series 1701


Opinion on the financial statement

     We have audited the accompanying statements of financial condition, including the trust portfolio on pages 8, 9, 20, 21, 22, 23, 32 and 33 of Guggenheim Defined Portfolios, Series 1701 (the "Trust") as of December 15, 2017, the initial date of deposit, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of December 15, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

     These financial statements are the responsibility of Guggenheim Funds Distributors, LLC, the Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

     We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

     Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of December 15, 2017 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

     /s/ Grant Thornton LLP

     We have served as the auditor of one or more of the unit investment trusts, sponsored by Guggenheim Funds Distributors, LLC and its predecessor since 2002.

Chicago, Illinois
December 15, 2017


Guggenheim Defined Portfolios, Series 1701


Statements of Financial Condition
as of the Inception Date, December 15, 2017
                                                        Dow Jones     Global 100      Discount
                                                          Value        Dividend      Opportunity
                                                        Dividend       Strategy       Strategy
Investment in securities                                  Trust          Trust         Trust
Sponsor's contracts to purchase underlying securities
    backed by letter of credit (1)(2)                 $   149,308   $     149,301   $     149,858
                                                      -----------   -------------   -------------
                                                      $   149,308   $     149,301   $     149,858
                                                      ===========   =============   =============
Liabilities and interest of unitholders
Liabilities:
    Organization costs (3)                            $       356   $       1,194   $         846
    Creation and development fee (6)                          747             747             749
    Deferred sales fee (4)                                  2,016           2,016           3,372
                                                      -----------   -------------   -------------
                                                            3,119           3,957           4,967
                                                      -----------   -------------   -------------
Interest of unitholders:
    Cost to unitholders (5)                               149,308         149,301         149,858
    Less: initial sales fee (4)                                --              --              --
    Less: organization costs, C&D and deferred
          sales fees (3)(4)(5)(6)                           3,119           3,957           4,967
                                                      -----------   -------------   -------------
    Net interest of unitholders                           146,189         145,344         144,891
                                                      -----------   -------------   -------------
          Total                                       $   149,308   $     149,301   $     149,858
                                                      ===========   =============   =============
Number of units                                            14,931          14,930          14,986
                                                      ===========   =============   =============
Net Asset Value per Unit                              $     9.791   $       9.735   $       9.668
                                                      ===========   =============   =============


-----------------
(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.


(2) A letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds (aggregating $149,439, $149,513 and $150,142 per trust) necessary for the purchase of the securities in the Dow Jones Value Dividend Focus Trust, Global 100 Dividend Strategy Trust and Discount Opportunity Strategy Trust, respectively, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $2.382, $8.00 and $5.643 per 100 units of the Dow Jones Value Dividend Focus Trust, Global 100 Dividend Strategy Trust and Discount Opportunity Strategy Trust, respectively. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of each trust.

(4) The aggregate cost to unitholders includes a maximum sales fee, which consists of an initial sales fee, if applicable, a deferred sales fee and a creation and development fee. If units are purchased after the first deferred sales fee has been assessed or if the price you pay for your units exceeds $10 per unit, an initial sales fee is charged, which is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. On the Inception Date, the maximum sales fee is 1.85% of the Public Offering Price for the Dow Jones Value Dividend Focus Trust and Global 100 Dividend Strategy Trust and 2.75% of the Public Offering Price for the Discount Opportunity Strategy Trust (equivalent to 1.85% of the net amount invested for the Dow Jones Value Dividend Focus Trust and Global 100 Dividend Strategy Trust and 2.75% of the net amount invested for the Discount Opportunity Strategy Trust). The deferred sales fee is equal to $0.135 per unit for the Dow Jones Value Dividend Focus Trust and Global 100 Dividend Strategy Trust and $0.225 per unit for the Discount Opportunity Strategy Trust.


(5) The aggregate cost to investors includes the applicable sales fee, assuming no reduction of sales fees.

(6) Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.

                         GUGGENHEIM DEFINED PORTFOLIOS

                        GUGGENHEIM PORTFOLIO PROSPECTUS


                         PART B DATED DECEMBER 15, 2017


     The prospectus for a Guggenheim Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Guggenheim Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.


                                    Contents
         General Information                              2
         Investment Policies                              2
         Risk Factors                                     3
         Administration of the Trust                     22
         Expenses of the Trust                           28
         Portfolio Transactions and Brokerage Allocation 29
         Purchase, Redemption and Pricing of Units       30
         Taxes                                           34
         Experts                                         38


General Information

     Each trust is one of a series of separate unit investment trusts created under the name Guggenheim Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (i) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust; (ii) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement; and (iii) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     Unitholders will not be able to dispose of or vote any of the securities in a trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such trust. However, the trustee may not be able to vote the securities in a trust that are traded on foreign exchanges.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

     Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. You could lose some or all of your investment in the trust. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     Fixed Portfolio. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     Closed-End Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of closed-end funds ("Closed-End Funds"). Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the Closed-End Funds included in a trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowing rises.

     Exchange-Traded Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of exchange-traded funds ("ETFs"). ETFs are investment pools that hold other securities. ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management's ability to meet the fund's investment objective. The underlying ETF has management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying ETF. By investing in an ETF, the trust incurs greater expenses than you would incur if you invested directly in the ETF.

     Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.


     Municipal Bond Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in municipal bonds. If this is the case, an investment in units should be made with an understanding of the risks which an investment in municipal bonds entails.

     Failure of issuers to pay interest and/or principal. The primary risk associated with an investment in municipal bonds is that the issuer or an insurer of the municipal bond will default on principal and/or interest payments when due on the municipal bond. Such a default would have the effect of lessening the income generated by each trust and/or the value of the trust's units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its municipal bonds. Subsequent to the initial date of deposit the rating assigned to a municipal bond may decline. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any bond.

     Fixed-rate bonds. Municipal bonds are subject to the risk that the value of such municipal bonds (and, therefore, of the units) will decline with increases in interest rates or a decrease in the federal or state (if applicable) income tax rate. Inflation and economic recession are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate municipal bonds.

     Original issue discount bonds and zero coupon bonds. Certain municipal bonds may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income. For federal income tax purposes, original issue discount on tax-exempt bonds must be accrued over the term of the bonds. On sale or redemption of the bonds, the difference between (i) the amount realized (other than amounts treated as tax-exempt income) and (ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for the accrual of original issue discount) will generally be treated as taxable gain or loss.

     "When issued" and "delayed delivery" bonds. Certain municipal bonds have been purchased by the sponsor or issuers of the securities in a trust on a "when issued" basis. Municipal bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the initial date of deposit (although such governmental entity had committed to issue such municipal bonds). In the case of these and/or certain other municipal bonds, the delivery of the municipal bonds may be delayed ("delayed delivery") or may not occur. The effect of a trust containing "delayed delivery" or "when issued" municipal bonds is that unitholders who purchased their units prior to the date such municipal bonds are actually delivered to the trustee may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" municipal bonds during the time between their purchase of units and delivery of such municipal bonds to a trust.

     Redemption or sale prior to maturity. Certain municipal bonds are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain municipal bonds may be sold or redeemed or otherwise mature.

     Market discount. Certain municipal bonds have current market values below face value. A primary reason for the market value of such municipal bonds being less than face value at maturity is that the interest rate of such municipal bonds is at lower rates than the current market interest rate for comparably rated municipal bonds. Municipal bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt municipal bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable municipal bond bearing interest at current market rates.

     General obligation bonds. Certain municipal bonds may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity's credit will depend on many factors: tax base, reliance on federal or state aid, and factors that are beyond the entity's control.

     Appropriations bonds. Certain municipal bonds may be municipal bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the sponsor may instruct the trustee to sell such municipal bonds.

     Industrial development revenue bonds ("IDRs"). IDRs, including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

     Hospital and health care facility bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

     Housing bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a unitholder purchased units, any prepayment at par would result in a loss of capital to the unitholder and reduce the amount of income that would otherwise have been paid to unitholders.

     Power bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to municipal bonds.

     Water and sewer revenue bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, the possible inability to obtain rate increases, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

     Education, university and college bonds. The ability of educational institutions, including universities and colleges, to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payment on its own.

     Lease rental bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase or equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

     Capital improvement facility bonds. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

     Solid waste disposal bonds. Municipal bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

     Moral obligation bonds. Certain bonds may be "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

     Refunded bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally non-callable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

     Airport, port and highway revenue bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

     Special tax bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

     Tax allocation bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Municipal bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

     Transit authority bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

     Convention facility bonds. Municipal bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

     Correctional facility bonds. Municipal bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

     Tobacco settlement bonds. Tobacco settlement bonds are municipal obligations that are backed entirely by expected revenues to be derived from lawsuits settled between governmental entities and American tobacco companies involving tobacco related deaths and illnesses. The settlements primarily involve Phillip Morris; R.J. Reynolds; Brown & Williamson, a division of British American Tobacco; and Lorillard, a division of the Loews Corporation. Revenues from approximately 17 other companies are also providing part of the settlement payments. Because tobacco settlement bonds are backed by a single source of revenue--the payments from tobacco companies, the creditworthiness of the bonds depends in large part, on the ability of these companies to meet their obligations. Risk factors facing tobacco companies include: reduced cigarette consumption, increased taxes on cigarettes, continuing litigation and the possibility of bankruptcy. The initial and annual payments made by the tobacco companies will be adjusted based on a number of factors, the most important of which is domestic cigarette consumption. If the volume of cigarettes shipped in the U.S. by manufacturers participating in the settlement decreases significantly, payments due from them will also decrease. Demand for cigarettes in the U.S. could continue to decline due to price increases needed to recoup the cost of payments by tobacco companies. Demand could also be affected by: anti-smoking campaigns, tax increases, reduced advertising, enforcement of laws prohibiting sales to minors; elimination of certain sales venues such as vending machines; and the spread of local ordinances restricting smoking in public places.


     Market Discounts or Premiums. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium or discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets.

     Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past.

     The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the securities in a trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a trust's portfolio.

     The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (i) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company; (ii) acquiring control of a bank or another bank holding company; (iii) acquiring all or substantially all the assets of a bank; or (iv) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

     The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The sponsor makes no prediction as to the effect, if any, such laws will have on the securities in a trust or whether such approvals, if necessary, will be obtained.

     Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

     Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

     Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

     While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

     Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

     Certain of the securities in the trust may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into United States dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

     Trust Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in trust preferred securities. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

     Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

      Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

     Senior loans in which a Closed-End Fund or an ETF may invest:

     o    generally are of below investment-grade or "junk" credit quality;

     o    may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o    generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund or an ETF to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's or the ETF's books. The illiquidity of senior loans may impair a Closed-End Fund's or an ETF's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts' net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds or the ETFs may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund or an ETF attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund or an ETF could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund or an ETF, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Floating-Rate Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust may invest in floating-rate securities. Certain Closed-End Funds or ETFs held by the trust may invest in securities that are structured as floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in a base lending rate. As a result, the yield on these securities will generally decline in a falling interest rate environment, causing the Closed-End Funds or the ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the Closed-End Funds or the ETFs held by the trust.

     Small-Capitalization and Mid-Capitalization Stocks Risk. If set forth in Part A of the prospectus, a trust may invest in small-capitalization or mid-capitalization stocks. Investing in small-capitalization stocks or mid-capitalization stocks may involve greater risk than investing in large-capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small market capitalization companies ("Small-Cap Companies") or middle market capitalization companies ("Mid-Cap Companies") will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

     Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis ("Income Averaging"), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging, the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains) or dividends, if any, or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York Mellon. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York Mellon at its Unit Investment Trust Division office.

     Statements to Unitholders. With each distribution, the trustee will furnish to each registered holder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

     (A)  As to the Income Account:

          (1)  Income received;

          (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

          (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (B)  As to the Capital Account:

          (1) The dates of disposition of any securities and the net proceeds received therefrom;

          (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

          (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

     (C)  The following information:

          (1) A list of the securities as of the last business day of such calendar year;

          (2) The number of units outstanding on the last business day of such calendar year;

          (3) The redemption price based on the last evaluation made during such calendar year; and

          (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (iii) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (iv) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, telephone 1-800-701-8178. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Sponsor. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Guggenheim Funds Distributors, LLC was created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Guggenheim Funds Distributors, LLC is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York Mellon, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. On October 14, 2009, Guggenheim Partners, LLC acquired Claymore Securities, Inc. Since the finalization of the acquisition, Claymore Securities, Inc. has been operating as a subsidiary of Guggenheim Partners, LLC. On September 27, 2010, Claymore Securities, Inc. officially changed its name to Guggenheim Funds Distributors, LLC.

     Guggenheim Funds Distributors, LLC has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Guggenheim Funds Distributors, LLC which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (i) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the trust agreement and liquidate any trust as provided therein; or (iii) continue to act as trustee without terminating the trust agreement.

     The Supervisor and the Evaluator. Guggenheim Funds Distributors, LLC, the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder. As evaluator, Guggenheim Funds Distributors, LLC utilizes the trustee to perform certain evaluation services.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is paid monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are paid monthly and are based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Guggenheim Funds Distributors, LLC is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust.

     The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust's objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (i) fees for the trustee's extraordinary services; (ii) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (v) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

Portfolio Transactions and Brokerage Allocation

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

     Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee, if applicable, plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the sponsor in selecting the trust's portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account the same factors referred to under "Computation of Redemption Price."

     Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request an in-kind distribution (a "Distribution In Kind") from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (i) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered; and (ii) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

     The right of redemption may be suspended and payment postponed for more than two business days following the day on which tender for redemption is made
(i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (iii) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected; and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the NASDAQ National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or NASDAQ National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the NASDAQ National Market System will be valued at the NASDAQ National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to 1 unit. Fees and charges with respect to such plans may vary.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company ("DTC") through an investor's brokers' account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.


     Assets of the Trusts. The trusts are expected to hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes (ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes and (iii) shares (the "RIC Shares") in funds qualifying as regulated investment companies ("RICs") that are treated as interests in regulated investment companies for federal income tax purposes.


     It is possible that a trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.


     Trust Status. If your trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Income from a trust may also be subject to a 3.8% "Medicare tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends, if any, from the RIC Shares held by the trust, are generally not included in your net investment income for purposes of this tax.


     Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital).

     If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the Medicare tax described above.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.


     Dividends from REIT Shares and RIC Shares. Some dividends on the REIT Shares or the RIC Shares may be reported by the REIT or RIC as "capital gain dividends," generally taxable to you as long-term capital gains. Some dividends on the RIC Shares may qualify as "exempt interest dividends," which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Other dividends on the REIT Shares or the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. In limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains. If you hold a unit for six months or less or if your trust holds a RIC Share or REIT Share for six months or less, any loss incurred by you related to the disposition of such RIC Share or REIT Share will generally be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share or REIT Share. Distributions of income or capital gains declared on the REIT Shares or the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT or the RIC during the following January.


     Dividends Received Deduction. Generally, a domestic corporation owning units in a trust may be eligible for the dividends received deduction with respect to such unit owner's pro rata portion of certain types of dividends received by the trust. However, a corporation that owns units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

     In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your trust's termination. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the trust. By electing to receive an in-kind distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

     Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.


     Because some of the RICs may pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you may not be able to deduct some of your share of the trust expenses. In addition, you may not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.


     Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.


     Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If the RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.


     If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through your trust and in combination with your other investments), or possibly if your trust owns 10% or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

     A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to your trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

     New York Tax Status. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.


                         GUGGENHEIM DEFINED PORTFOLIOS
                     GUGGENHEIM PORTFOLIO PROSPECTUS-PART B
                               DECEMBER 15, 2017


Where to Learn More
You can contact us for free information about this and other investments.

Visit us on the Internet
http://www.guggenheiminvestments.com

Call Guggenheim Funds
(800) 345-7999
Pricing Line (888) 248-4954

Call The Bank of New York Mellon
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

Additional Information

     This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

E mail: publicinfo@sec.gov
Write:  Public Reference Room
        Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call: 1-202-942-8090 (only for information on the operation of the Public Reference Room)

     When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.


Contents
                                  Investment Summary
---------------------------------------------------------------------
             2   Overview


Dow Jones Value Dividend Focus Portfolio, Series 31
---------------------------------------------------------------------
A concise    2   Investment Objective
description  2   Principal Investment Strategy
of essential 2   Security Selection
information  3   Future Trusts
about the    4   Essential Information
portfolio    4   Portfolio Diversification
             4   Principal Risks
             6   Who Should Invest
             6   Fees and Expenses
             7   Example
             8   Trust Portfolio

Global 100 Dividend Strategy Portfolio, Series 13
---------------------------------------------------------------------
A concise    10  Investment Objective
description  10  Principal Investment Strategy
of essential 10  Security Selection
information  12  Future Trusts
about the    12  Hypothetical Performance Information
portfolio    15  Essential Information
             15  Portfolio Diversification
             16  Principal Risks
             18  Who Should Invest
             18  Fees and Expenses
             19  Example
             20  Trust Portfolio

Guggenheim Discount Opportunity Strategy Portfolio of CEFs, Series 13
---------------------------------------------------------------------
A concise    24  Investment Objective
description  24  Principal Investment Strategy
of essential 24  Security Selection
information  26  Future Trusts
about the    26  Essential Information
             26  Portfolio Diversification
             26  Principal Risks
             29  Who Should Invest
             29  Fees and Expenses
             31  Example
             32  Trust Portfolio

                        Understanding Your Investments
---------------------------------------------------------------------
Detailed     34  How to Buy Units
information  38  How to Sell Your Units
to help you  39  Distributions
understand   40  Investment Risks
your         48  How the Trust Works
investment   50  General Information
             50  Expenses
             51  Dow Jones Indexes
             54  Report of Independent Registered Public
                  Accounting Firm
             55  Statements of Financial Condition


For the Table of Contents of Part B, see Part B of the prospectus.

Where to Learn More
--------------------------------------------------------------------------------
You can contact us for Visit us on the Internet
free information about http://www.guggenheiminvestments.com
these investments.     Call Guggenheim Funds (800) 345-7999
                       Pricing Line (888) 248-4954
                       Call The Bank of New York Mellon
                       (800) 701-8178 (investors) / (800) 647-3383 (brokers)

Additional Information
--------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail: publicinfo@sec.gov
        --------------------------------------------------
Write:  Public Reference Room, Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call:   1-202-942-8090 (only for information on
        the operation of the Public Reference Room)


Refer to:
  Guggenheim Defined Portfolios, Series 1701
  Securities Act file number: 333-221150
  Investment Company Act file number: 811-03763


When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

GUGGENHEIM LOGO

PROSPECTUS


Dow Jones Value Dividend Focus Portfolio, Series 31

Global 100 Dividend Strategy Portfolio, Series 13

Guggenheim Discount Strategy Portfolio of CEFs, Series 13


UNIT INVESTMENT TRUSTS LOGO


Guggenheim Defined Portfolios Series 1701

DATED DECEMBER 15, 2017



                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                        INSURER/POLICY NO.                 AMOUNT

                 National Union Fire Insurance
                 Company of Pittsburgh,                  $4,000,000
                 Pennsylvania
                 5692790

     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

           Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                   Exhibits as listed on the List of Exhibits

                                   SIGNATURES

     The Registrant, Guggenheim Defined Portfolios, Series 1701 hereby identifies Guggenheim Defined Portfolios, Series 1698, Guggenheim Defined Portfolios, Series 1694, Guggenheim Defined Portfolios, Series 1684, Guggenheim Defined Portfolios, Series 1681, Guggenheim Defined Portfolios, Series 1678, Guggenheim Defined Portfolios, Series 1671, Guggenheim Defined Portfolios, Series 1664, Guggenheim Defined Portfolios, Series 1663, Guggenheim Defined Portfolios, Series 1657, Guggenheim Defined Portfolios, Series 1653, Guggenheim Defined Portfolios, Series 1647, Guggenheim Defined Portfolios, Series 1628, Guggenheim Defined Portfolios, Series 1627, Guggenheim Defined Portfolios, Series 1626, Guggenheim Defined Portfolios, Series 1625, Guggenheim Defined Portfolios, Series 1619, Guggenheim Defined Portfolios, Series 1617, Guggenheim Defined Portfolios, Series 1611, Guggenheim Defined Portfolios, Series 1596, Guggenheim Defined Portfolios, Series 1592, Guggenheim Defined Portfolios, Series 1587, Guggenheim Defined Portfolios, Series 1582, Guggenheim Defined Portfolios, Series 1576, Guggenheim Defined Portfolios, Series 1573, Guggenheim Defined Portfolios, Series 1569, Guggenheim Defined Portfolios, Series 1557, Guggenheim Defined Portfolios, Series 1555, Guggenheim Defined Portfolios, Series 1550, Guggenheim Defined Portfolios, Series 1548, Guggenheim Defined Portfolios, Series 1541, Guggenheim Defined Portfolios, Series 1540, Guggenheim Defined Portfolios, Series 1529, Guggenheim Defined Portfolios, Series 1524, Guggenheim Defined Portfolios, Series 1519, Guggenheim Defined Portfolios, Series 1510, Guggenheim Defined Portfolios, Series 1509, Guggenheim Defined Portfolios, Series 1506, Guggenheim Defined Portfolios, Series 1502, Guggenheim Defined Portfolios, Series 1500, Guggenheim Defined Portfolios, Series 1499, Guggenheim Defined Portfolios, Series 1496, Guggenheim Defined Portfolios, Series 1490, Guggenheim Defined Portfolios, Series 1488, Guggenheim Defined Portfolios, Series 1486, Guggenheim Defined Portfolios, Series 1479, Guggenheim Defined Portfolios, Series 1476, Guggenheim Defined Portfolios, Series 1475, Guggenheim Defined Portfolios, Series 1468, Guggenheim Defined Portfolios, Series 1461, Guggenheim Defined Portfolios, Series 1450, Guggenheim Defined Portfolios, Series 1447, Guggenheim Defined Portfolios, Series 1444, Guggenheim Defined Portfolios, Series 1440, Guggenheim Defined Portfolios, Series 1435, Guggenheim Defined Portfolios, Series 1428, Guggenheim Defined Portfolios, Series 1424, Guggenheim Defined Portfolios, Series 1422, Guggenheim Defined Portfolios, Series 1419, Guggenheim Defined Portfolios, Series 1418, Guggenheim Defined Portfolios, Series 1413, Guggenheim Defined Portfolios, Series 1408, Guggenheim Defined Portfolios, Series 1394, Guggenheim Defined Portfolios, Series 1390, Guggenheim Defined Portfolios, Series 1388, Guggenheim Defined Portfolios, Series 1387, Guggenheim Defined Portfolios, Series 1385, Guggenheim Defined Portfolios, Series 1377, Guggenheim Defined Portfolios, Series 1376, Guggenheim Defined Portfolios, Series 1372, Guggenheim Defined Portfolios, Series 1370, Guggenheim Defined Portfolios, Series 1367, Guggenheim Defined Portfolios, Series 1364, Guggenheim Defined Portfolios, Series 1362, Guggenheim Defined Portfolios, Series 1357, Guggenheim Defined Portfolios, Series 1355, Guggenheim Defined Portfolios, Series 1353, Guggenheim Defined Portfolios, Series 1351, Guggenheim Defined Portfolios, Series 1349, Guggenheim Defined Portfolios, Series 1346, Guggenheim Defined Portfolios, Series 1344, Guggenheim Defined Portfolios, Series 1335, Guggenheim Defined Portfolios, Series 1334, Guggenheim Defined Portfolios, Series 1331, Guggenheim Defined Portfolios, Series 1328, Guggenheim Defined Portfolios, Series 1325, Guggenheim Defined Portfolios, Series 1321, Guggenheim Defined Portfolios, Series 1319, Guggenheim Defined Portfolios, Series 1317, Guggenheim Defined Portfolios, Series 1314, Guggenheim Defined Portfolios, Series 1309, Guggenheim Defined Portfolios, Series 1308, Guggenheim Defined Portfolios, Series 1302, Guggenheim Defined Portfolios, Series 1300, Guggenheim Defined Portfolios, Series 1297, Guggenheim Defined Portfolios, Series 1294, Guggenheim Defined Portfolios, Series 1287, Guggenheim Defined Portfolios, Series 1285, Guggenheim Defined Portfolios, Series 1284, Guggenheim Defined Portfolios, Series 1274, Guggenheim Defined Portfolios, Series 1273, Guggenheim Defined Portfolios, Series 1272, Guggenheim Defined Portfolios, Series 1269, Guggenheim Defined Portfolios, Series 1263, Guggenheim Defined Portfolios, Series 1262, Guggenheim Defined Portfolios, Series 1259, Guggenheim Defined Portfolios, Series 1257, Guggenheim Defined Portfolios, Series 1253, Guggenheim Defined Portfolios, Series 1251, Guggenheim Defined Portfolios, Series 1250, Guggenheim Defined Portfolios, Series 1246, Guggenheim Defined Portfolios, Series 1237, Guggenheim Defined Portfolios, Series 1235, Guggenheim Defined Portfolios, Series 1234, Guggenheim Defined Portfolios, Series 1232, Guggenheim Defined Portfolios, Series 1231, Guggenheim Defined Portfolios, Series 1226, Guggenheim Defined Portfolios, Series 1218, Guggenheim Defined Portfolios, Series 1214, Guggenheim Defined Portfolios, Series 1211, Guggenheim Defined Portfolios, Series 1209, Guggenheim Defined Portfolios, Series 1207, Guggenheim Defined Portfolios, Series 1204, Guggenheim Defined Portfolios, Series 1199, Guggenheim Defined Portfolios, Series 1198, Guggenheim Defined Portfolios, Series 1197, Guggenheim Defined Portfolios, Series 1192, Guggenheim Defined Portfolios, Series 1191, Guggenheim Defined Portfolios, Series 1188, Guggenheim Defined Portfolios, Series 1186, Guggenheim Defined Portfolios, Series 1184, Guggenheim Defined Portfolios, Series 1181, Guggenheim Defined Portfolios, Series 1174, Guggenheim Defined Portfolios, Series 1173, Guggenheim Defined Portfolios, Series 1172, Guggenheim Defined Portfolios, Series 1170, Guggenheim Defined Portfolios, Series 1168, Guggenheim Defined Portfolios, Series 1164, Guggenheim Defined Portfolios, Series 1159, Guggenheim Defined Portfolios, Series 1156, Guggenheim Defined Portfolios, Series 1155, Guggenheim Defined Portfolios, Series 1153, Guggenheim Defined Portfolios, Series 1147, Guggenheim Defined Portfolios, Series 1145, Guggenheim Defined Portfolios, Series 1140, Guggenheim Defined Portfolios, Series 1138, Guggenheim Defined Portfolios, Series 1137, Guggenheim Defined Portfolios, Series 1126, Guggenheim Defined Portfolios, Series 1123, Guggenheim Defined Portfolios, Series 1120, Guggenheim Defined Portfolios, Series 1119, Guggenheim Defined Portfolios, Series 1117, Guggenheim Defined Portfolios, Series 1114, Guggenheim Defined Portfolios, Series 1112, Guggenheim Defined Portfolios, Series 1110, Guggenheim Defined Portfolios, Series 1108, Guggenheim Defined Portfolios, Series 1106, Guggenheim Defined Portfolios, Series 1099, Guggenheim Defined Portfolios, Series 1098, Guggenheim Defined Portfolios, Series 1093, Guggenheim Defined Portfolios, Series 1086, Guggenheim Defined Portfolios, Series 1085, Guggenheim Defined Portfolios, Series 1083, Guggenheim Defined Portfolios, Series 1079, Guggenheim Defined Portfolios, Series 1077, Guggenheim Defined Portfolios, Series 1075, Guggenheim Defined Portfolios, Series 1073, Guggenheim Defined Portfolios, Series 1069, Guggenheim Defined Portfolios, Series 1063, Guggenheim Defined Portfolios, Series 1061, Guggenheim Defined Portfolios, Series 1060, Guggenheim Defined Portfolios, Series 1051, Guggenheim Defined Portfolios, Series 1050, Guggenheim Defined Portfolios, Series 1049, Guggenheim Defined Portfolios, Series 1047, Guggenheim Defined Portfolios, Series 1046, Guggenheim Defined Portfolios, Series 1044, Guggenheim Defined Portfolios, Series 1042, Guggenheim Defined Portfolios, Series 1040, Guggenheim Defined Portfolios, Series 1039, Guggenheim Defined Portfolios, Series 1033, Guggenheim Defined Portfolios, Series 1020, Guggenheim Defined Portfolios, Series 1016, Guggenheim Defined Portfolios, Series 1015, Guggenheim Defined Portfolios, Series 1011, Guggenheim Defined Portfolios, Series 1010, Guggenheim Defined Portfolios, Series 1008, Guggenheim Defined Portfolios, Series 1005, Guggenheim Defined Portfolios, Series 1004, Guggenheim Defined Portfolios, Series 1000, Guggenheim Defined Portfolios, Series 999, Guggenheim Defined Portfolios, Series 996, Guggenheim Defined Portfolios, Series 994, Guggenheim Defined Portfolios, Series 991, Guggenheim Defined Portfolios, Series 990, Guggenheim Defined Portfolios, Series 987, Guggenheim Defined Portfolios, Series 983, Guggenheim Defined Portfolios, Series 982, Guggenheim Defined Portfolios, Series 979, Guggenheim Defined Portfolios, Series 971, Guggenheim Defined Portfolios, Series 968, Guggenheim Defined Portfolios, Series 967, Guggenheim Defined Portfolios, Series 963, Guggenheim Defined Portfolios, Series 962, Guggenheim Defined Portfolios, Series 961, Guggenheim Defined Portfolios, Series 959, Guggenheim Defined Portfolios, Series 955, Guggenheim Defined Portfolios, Series 954, Guggenheim Defined Portfolios, Series 951, Guggenheim Defined Portfolios, Series 948, Guggenheim Defined Portfolios, Series 947, Guggenheim Defined Portfolios, Series 945, Guggenheim Defined Portfolios, Series 944, Guggenheim Defined Portfolios, Series 942, Guggenheim Defined Portfolios, Series 940, Guggenheim Defined Portfolios, Series 938, Guggenheim Defined Portfolios, Series 937, Guggenheim Defined Portfolios, Series 936, Guggenheim Defined Portfolios, Series 935, Guggenheim Defined Portfolios, Series 932, Guggenheim Defined Portfolios, Series 930, Guggenheim Defined Portfolios, Series 925, Guggenheim Defined Portfolios, Series 922, Guggenheim Defined Portfolios, Series 919, Guggenheim Defined Portfolios, Series 916, Guggenheim Defined Portfolios, Series 915, Guggenheim Defined Portfolios, Series 913, Guggenheim Defined Portfolios, Series 912, Guggenheim Defined Portfolios, Series 910, Guggenheim Defined Portfolios, Series 908, Guggenheim Defined Portfolios, Series 901, Guggenheim Defined Portfolios, Series 900, Guggenheim Defined Portfolios, Series 897, Guggenheim Defined Portfolios, Series 889, Guggenheim Defined Portfolios, Series 888, Guggenheim Defined Portfolios, Series 880, Guggenheim Defined Portfolios, Series 879, Guggenheim Defined Portfolios, Series 877, Guggenheim Defined Portfolios, Series 876, Guggenheim Defined Portfolios, Series 874, Guggenheim Defined Portfolios, Series 863, Guggenheim Defined Portfolios, Series 847, Guggenheim Defined Portfolios, Series 846, Guggenheim Defined Portfolios, Series 842, Guggenheim Defined Portfolios, Series 840, Guggenheim Defined Portfolios, Series 832, Guggenheim Defined Portfolios, Series 817, Guggenheim Defined Portfolios, Series 814, Guggenheim Defined Portfolios, Series 813, Guggenheim Defined Portfolios, Series 811, Guggenheim Defined Portfolios, Series 805, Guggenheim Defined Portfolios, Series 792, Guggenheim Defined Portfolios, Series 791, Guggenheim Defined Portfolios, Series 788, Guggenheim Defined Portfolios, Series 779, Guggenheim Defined Portfolios, Series 767, Guggenheim Defined Portfolios, Series 766, Guggenheim Defined Portfolios, Series 751, Guggenheim Defined Portfolios, Series 750, Guggenheim Defined Portfolios, Series 747, Guggenheim Defined Portfolios, Series 746, Claymore Securities Defined Portfolios, Series 714, Claymore Securities Defined Portfolios, Series 712, Claymore Securities Defined Portfolios, Series 688, Claymore Securities Defined Portfolios, Series 687, Claymore Securities Defined Portfolios, Series 680, Claymore Securities Defined Portfolios, Series 648, Claymore Securities Defined Portfolios, Series 645, Claymore Securities Defined Portfolios, Series 617, Claymore Securities Defined Portfolios, Series 610, Claymore Securities Defined Portfolios, Series 609, Claymore Securities Defined Portfolios, Series 567, Claymore Securities Defined Portfolios, Series 526, Claymore Securities Defined Portfolios, Series 314, Claymore Securities Defined Portfolios, Series 295, Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

           [THE REMAINDER OF THIS PAGE WAS INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 1701 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle and State of Illinois on the 15th day of December, 2017.

                                      GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1701
                                                                    (Registrant)

                                           By GUGGENHEIM FUNDS DISTRIBUTORS, LLC
                                                                     (Depositor)


                                                                  By /s/ Amy Lee
                                                                  --------------
                                                                        Amy Lee,
                                                    Vice President and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                           TITLE                                 DATE
                                                                             )  By:    /s/ Amy Lee
                                                                             )         ----------------
                                                                             )         Amy Lee
                                                                             )         Attorney-in-Fact*
DONALD C. CACCIAPAGLIA*                   Chief Executive Officer and        )
                                          President of Guggenheim Funds      )         December 15, 2017
                                          Distributors, LLC                  )
                                                                             )
DOMINICK COGLIANDRO*                      Chief Operating Officer of         )         December 15, 2017
                                          Guggenheim Funds Distributors,     )
                                          LLC                                )
                                                                             )
JULIE JACQUES*                            Treasurer of Guggenheim Funds      )         December 15, 2017
                                          Distributors, LLC                  )
                                                                             )
JULIE JACQUES*                            Principal Financial Officer of     )         December 15, 2017
                                          Guggenheim Funds Distributors,     )
                                          LLC                                )

FARHAN SHARAFF                            Chief Investment Officer of
                                          Guggenheim Funds Distributors,
                                          LLC

/s/ Amy Lee                               Vice President and Secretary of              December 15, 2017
----------------                          Guggenheim Funds Distributors,
AMY LEE                                   LLC

--------------------
* Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 1701 on October 26, 2017.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.3 to the Registration Statement.

                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

     3.2 Opinion of counsel as to New York and Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

     3.3 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.

     6.0 Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 1701 (File No. 333-221150) filed on October 26, 2017).